   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 13, 1998
                                                     REGISTRATION NO. 333-44843
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ---------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ---------------
                                 EPITAXX, INC.
            (Exact name of registrant as specified in its charter)
         DELAWARE                    3674                    22-2497461
                         (Primary Standard Industrial     (I.R.S. Employer
     (State or other      Classification Code Number)   Identification No.)
     jurisdiction of
     incorporation or
      organization)
                               7 GRAPHICS DRIVE
                        WEST TRENTON, NEW JERSEY 08628
                                (609) 538-1800
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                NOBORU HIRAGURI
                   CHIEF EXECUTIVE OFFICER AND VICE CHAIRMAN
                                 EPITAXX, INC.
                               7 GRAPHICS DRIVE
                        WEST TRENTON, NEW JERSEY 08628
                                (609) 538-1800
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                               ---------------
                                  COPIES TO:
         THOMAS J. KELLY, ESQ.                  JULIE M. ALLEN, ESQ.
      MINTZ, LEVIN, COHN, FERRIS,
        GLOVSKY AND POPEO, P.C.         O'SULLIVAN GRAEV & KARABELL, LLP
                                                30 ROCKEFELLER PLAZA
         ONE FINANCIAL CENTER                    NEW YORK, NY 10112
           BOSTON, MA 02111                        (212) 408-2400
            (617) 542-6000
                               ---------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this Registration Statement becomes effective.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]
                               ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

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++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)

Dated May 13, 1998              2,150,000 SHARES

                        [LOGO OF EPITAXX APPEARS HERE]
                              CLASS A COMMON STOCK

                                  ------------

  All of the shares of Class A Common Stock, $.01 par value per share (the "Class A Common Stock"), offered hereby are being sold by EPITAXX, Inc. ("EPITAXX" or the "Company"). NSG Holding USA, Inc. ("NSG Holding"), a wholly owned subsidiary of Nippon Sheet Glass Co., Ltd. ("NSG"), is the holder of all of the 5,088,000 outstanding shares of the Company's Class B Common Stock, $.01 par value per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"). See "Relationship Between the Company and NSG." Upon the completion of the offering, the Class B Common Stock will represent 70.05% of the total outstanding Common Stock on an as-converted basis and 87.53% of the total voting power of the outstanding Common Stock. The Company anticipates using approximately $10.3 million of the net proceeds from the offering to repay amounts owed to the stockholders of record on December 11, 1997, including NSG Holding, pursuant to a dividend declared by the Company and approximately $4.2 million to repay the outstanding balance of a line of credit with NSG. See "Use of Proceeds."

  The rights, preferences and privileges of each class of Common Stock are identical in all respects except for voting rights. Each share of Class A Common Stock entitles its holder to one vote and each share of Class B Common Stock entitles its holder to three votes for each share of Class A Common Stock into which the Class B Common Stock is convertible. The Class B Common Stock is convertible into Class A Common Stock on a share-for-share basis, subject to adjustment for stock dividends, stock splits, subdivisions or combinations. See "Description of Capital Stock."

  Prior to the offering, there has been no public market for any class of the Company's capital stock. The Company does not believe that there will ever be a public market for the Class B Common Stock. It is currently anticipated that the initial public offering price of the Class A Common Stock will be between $9.00 and $11.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price of the Class A Common Stock. The Class A Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "EPXX."
                                  ------------
 THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON
                           PAGE 6 OF THIS PROSPECTUS.

                                  ------------
THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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--------------------------------------------------------------------------------

                                                   UNDERWRITING
                                         PRICE TO DISCOUNTS AND  PROCEEDS TO
                                          PUBLIC  COMMISSIONS(1) COMPANY(2)
----------------------------------------------------------------------------
Per Share...............................   $           $             $
Total(3)................................  $           $             $

--------------------------------------------------------------------------------
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(1) The Company and NSG have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses paid and payable by the Company, estimated to be $800,000.
(3) The Company has granted to the Underwriters an option, exercisable within 30 days of the date hereof, to purchase an aggregate of up to 322,500 additional shares of Class A Common Stock at the Price to Public less Underwriting Discounts and Commissions to cover over-allotments, if any. If all such additional shares are purchased, the Price to Public, the Underwriting Discounts and Commissions and the Proceeds to Company will be
    $   , $    and $   , respectively. See "Underwriting."

                                  ------------
  The Class A Common Stock is offered by the several Underwriters named herein when, as and if received and accepted by them, and subject to their right to reject orders in whole or in part and certain other conditions. It is expected that delivery of certificates for the shares will be made at the offices of
Cowen & Company, New York, New York on or about      , 1998.

                                  ------------
COWEN & COMPANY
        CIBC OPPENHEIMER
                                                   DAIWA SECURITIES AMERICA INC.

       , 1998

  [Inside front cover contains graphics of the EPITAXX logo and three photographs of representative products under the following categories of products offered by the Company: (a) long-haul transmission; (b) cable television, and test and measurement; and (c) digital access and both high speed computer networking. In addition, the following text appears above the images:
Optical detectors and receivers for fiber optics communications.]


                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF CLASS A COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information, including the Consolidated Financial Statements and Notes thereto, appearing elsewhere in this Prospectus. The discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors discussed herein under the caption "Risk Factors" and elsewhere in this Prospectus. Unless otherwise indicated, all information presented in this Prospectus (i) gives effect to the amendment and restatement of the Company's Restated Certificate of Incorporation filed on January 23, 1998, pursuant to which (a) the shares of capital stock held by NSG Holding were converted into 5,088,000 shares of Class B Common Stock, (b) all of the shares of capital stock that were not held by NSG Holding were converted into an equal number of shares of Class A Common Stock and (c) an aggregate of 12,500,000 shares of Class A Common Stock was authorized (the "Recapitalization") and (ii) assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

  The Company designs, manufactures and markets semiconductor optical detectors and receivers for fiber optics communications. By virtue of its specialization in optical detector and receiver products, the Company is able to serve many different markets in the fiber optics communications industry. The Company's products are integral to the development and implementation of fiber optics systems for applications such as high capacity, long-haul terrestrial and undersea transmission; digital local loop and access networks; multi-channel cable television ("CATV") distribution; high-speed computer networking; and test and measurement equipment.

  EPITAXX believes that its expertise in Indium Gallium Arsenide ("InGaAs") semiconductor material and optical detector device engineering, precision opto-mechanical assembly processes and high-performance digital and analog receiver circuits enables the Company to provide a broad range of high-performance optical detector products that can be quickly and cost-effectively adapted to a variety of customer needs and technologies. Further, because of its focus on detectors, EPITAXX is able to respond quickly to evolving technologies and increasingly complex applications.

  The global communications industry has undergone significant transformation and growth since the mid-1980s as a result of increased demand for communications services and applications, as well as advances in technology and changes in public policy. Communications service providers continue to increase the capacity of their networks and build new networks to meet the demand for high-bandwidth applications, which in turn has significantly increased the use of fiber optics equipment.

  The Company is an independent supplier and counts among its customers many of the leading fiber optics communications equipment manufacturers, including such companies as CIENA Corporation, Finisar Corporation, Harmonic Lightwaves, Inc., Hewlett-Packard Company, Inc., JDS FITEL, Inc., Lucent Technologies, Inc., Philips Broadband Networks, Inc., Philips N.V., Pirelli SpA and Siemens AG.

  The Company was founded in 1984 and purchased in 1990 by NSG. NSG, which is listed on the Tokyo Stock Exchange, is one of Japan's largest manufacturers of flat glass products for the construction and automotive industries. NSG is also one of the world's leading suppliers of specialty graded-index lenses and associated products for the fiber optics industry. The Company's executive offices are located at 7 Graphics Drive, West Trenton, New Jersey 08628 and its telephone number is (609) 538-1800.

                                  THE OFFERING

 Class A Common Stock offered by the Company....... 2,150,000 shares
 Common Stock to be outstanding after the offering:
    Class A Common Stock........................... 2,175,200 shares
    Class B Common Stock........................... 5,088,000 shares
                                                    ----------------
        Total...................................... 7,263,200 shares(1)
 Use of proceeds................................... For the repayment of approximately $14.5 million
                                                    principal amount of
                                                    indebtedness, including
                                                    interest thereon, to
                                                    stockholders and general
                                                    corporate purposes,
                                                    including working capital.
                                                    See "Use of Proceeds."
 Nasdaq National Market Symbol..................... EPXX

--------

(1) Based on 5,113,200 shares of capital stock outstanding on the date hereof. Excludes 574,800 shares of Class A Common Stock reserved for issuance under the Company's Amended and Restated 1996 Employee, Director and Consultant Stock Option Plan (the "Stock Option Plan"), of which options to purchase an aggregate of 168,072 shares were outstanding on the date hereof at a weighted average exercise price of $3.93 per share. Included in total outstanding options are options to purchase 15,000 shares of Class A Common Stock exercisable at the initial public offering price (assumed to be $10.00 per share), 5,000 of which become exercisable upon consummation of the offering. See "Management--Benefit Plans--Amended and Restated 1996 Employee, Director and Consultant Stock Option Plan."

                             RELATIONSHIP WITH NSG

  In December 1997, the Company declared a $10,049,528 cash dividend to the stockholders of record on December 11, 1997, of which $10.0 million is payable to NSG Holding. The purpose of the dividend was to implement general financial planning policies within the NSG global organization, which contemplate distribution of assets of international affiliates to the ultimate parent where appropriate and consistent with the financial needs and objectives of such affiliates. The dividend is evidenced by promissory notes dated February 9, 1998, bearing interest at a rate of 6.02% per annum, payable semi-annually (the "Dividend Notes"). The principal amount of the Dividend Notes is payable on the earlier of (i) the date the Company's total stockholders' equity first equals or exceeds $15.0 million and (ii) February 9, 2001, provided that on such date the Company's total stockholders' equity equals or exceeds $15.0 million. The sale of Class A Common Stock offered hereby will cause the Company's total stockholders' equity to exceed $15.0 million. As a result, the Company will use approximately $10.3 million of the net proceeds from the offering to repay the principal amount of the Dividend Notes, including interest thereon. The Company will also use approximately $4.2 million of the net proceeds of the offering to repay short-term borrowings, including interest thereon, from NSG Holding under a line of credit. See "Use of Proceeds."

  Prior to the offering, NSG Holding owned 99.51% of the outstanding shares of the Company's capital stock. Upon the completion of the offering, NSG Holding will own no shares of Class A Common Stock and all of the 5,088,000 outstanding shares of Class B Common Stock. Holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to three votes for each share of Class A Common Stock into which the Class B Common Stock is convertible. The Class B Common Stock is convertible into Class A Common Stock on a share-for-share basis, subject to adjustment for stock dividends, stock splits, subdivisions or combinations. See "Description of Capital Stock." The Class B Common Stock will represent 70.05% of the total outstanding Common Stock on an as-converted basis and 87.53% of the total voting power of the outstanding Common Stock upon completion of the offering (85.94% if the Underwriters' over-allotment option is exercised in full). Accordingly, NSG Holding will be able to control the vote on all matters submitted to stockholders, including the election of directors and the approval of extraordinary corporate transactions. The Company and NSG or NSG Holding have entered into a number of agreements for the purpose of defining their ongoing relationship. While NSG will continue to provide the Company with certain services pursuant to these agreements, the Company is only entitled to the ongoing assistance of NSG for a limited time and it may not receive such services beyond the terms of the agreements. See "Risk Factors--Control by and Relationship with NSG" and "Relationship Between the Company and NSG."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                YEAR ENDED MARCH 31,
                                       ---------------------------------------
                                        1994    1995    1996    1997    1998
                                       ------- ------- ------- ------- -------
CONSOLIDATED STATEMENT OF OPERATIONS
 DATA:
Total revenue......................... $12,342 $15,622 $19,762 $21,209 $25,255
 Gross profit.........................   5,168   5,674   8,886   7,231  10,687
Income from operations ...............   1,560   1,456   3,249   1,503   3,789
Net income............................   1,071   1,469   1,855     638   2,164
                                       ======= ======= ======= ======= =======
Net income per share(1)
  Basic............................... $  0.21 $  0.29 $  0.36 $  0.12 $  0.42
  Diluted............................. $  0.21 $  0.29 $  0.36 $  0.12 $  0.41
Shares used in per share calcula-
 tion(1)
  Basic...............................   5,113   5,113   5,113   5,113   5,113
  Diluted.............................   5,113   5,113   5,113   5,135   5,225
Pro forma net income per share(2)
  Basic...............................                                 $  0.35
  Diluted.............................                                 $  0.35
Shares used in pro forma net income
 per share calculation(2)
  Basic...............................                                   6,118
  Diluted.............................                                   6,230
OTHER FINANCIAL DATA:
Capital expenditures.................. $   973 $   908 $ 2,061 $ 2,418 $ 2,353

                                    MARCH 31,                MARCH 31, 1998
                         ------------------------------- -----------------------
                          1994    1995    1996    1997   ACTUAL   AS ADJUSTED(3)
                         ------- ------- ------- ------- -------  --------------
CONSOLIDATED BALANCE
 SHEET DATA:
Cash.................... $    14 $    59 $    91 $   109 $   968     $ 6,768
Working capital (defi-
 cit)...................     816   2,460   2,852   1,395  (7,946)     11,640
Total assets............  11,482  12,884  16,771  16,977  20,197      25,375
Short-term borrowings
 from affiliate under
 line of credit ........   2,250   2,050   2,700   3,400   3,650         --
Promissory notes issued
 for dividend
 declared...............     --      --      --      --   10,050         --
Long-term obligations,
 net of current
 portion................   5,000   5,000   5,000   5,133   5,011       5,011
Stockholders' equity
 (deficit)..............   2,143   3,613   4,967   4,730  (3,156)     15,808

--------

(1) See Note 3 to the Consolidated Financial Statements for an explanation of the determination of shares used to compute net income per share.

(2) Pro forma basic and diluted net income per share were calculated in a manner consistent with basic and diluted net income per share except that the weighted average number of shares was adjusted to include the number of shares that would be required to be sold to fund the repayment of the Dividend Notes (using an assumed initial public offering price of $10.00 per share).

(3) Adjusted to give effect to the sale of 2,150,000 shares of Class A Common Stock offered by the Company, assuming an initial public offering price of $10.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses paid and payable by the Company and the application of the net proceeds thereof to repay the Dividend Notes and short-term borrowings from NSG Holding. See "Use of Proceeds."

                                 RISK FACTORS

  In addition to other information contained in this Prospectus, prospective investors should carefully consider the following factors in evaluating the Company and its business before purchasing shares of Class A Common Stock offered hereby.

FLUCTUATIONS IN OPERATING RESULTS

  The Company's operating results have fluctuated significantly in the past and may fluctuate in the future on a quarterly and annual basis as a result of a number of factors, many of which are beyond the Company's control. Sales for a given quarter may depend to a significant degree upon product shipments to a limited number of customers. Sales to individual large customers are often related to the customer's specific equipment deployment projects, the timing of which is subject to change on limited notice. The Company has experienced both acceleration and slowdown in orders related to such projects, causing changes in the sales level of a given quarter relative to both the preceding and subsequent quarters. Since most of the Company's sales are in the form of large orders with short delivery times to a limited number of customers, the Company's ability to predict revenues is difficult. In addition, announcements by the Company or its competitors of new products and technologies could cause customers to defer purchases of the Company's existing products. In the event that anticipated orders from major customers fail to materialize, or delivery schedules are deferred or canceled, the Company's business, financial condition and operating results could be materially adversely affected. As a result, the Company believes that period-to-period comparisons of its operating results are not meaningful and should not be relied upon as indicative of future performance.

  The Company's gross margin is affected by a number of factors, including product mix, product pricing, cost of materials and manufacturing costs. For example, a price reduction of a particular product in response to competitive pressure which is not offset by a reduction in production costs or by sales of other products with higher gross margins would decrease the Company's overall gross margin and could have a material adverse effect on the Company's business, financial condition and operating results. The Company's anticipated increase in overall spending in future periods in order to pursue new market opportunities may also affect operating margins. The Company establishes product development costs and other operating expenses based on projected sales levels and margins because expenses are relatively fixed in the short term. Accordingly, if sales are below expectations in any given short-term period, the Company may be unable to adjust spending during such period to compensate for the revenue shortfall.

  Operating results in any period could also be affected by changes in market demand, competitive market conditions, market acceptance of new or existing products, the cost and availability of components, the composition of the Company's customer base and sales channels, the mix of products sold, marketing activities, the Company's ability to attract and retain key technical and managerial employees and general economic conditions. In the event that the Company's financial performance fails to meet the expectations of public market analysts and investors, the price of the Class A Common Stock could be materially adversely affected. See""--Dependence on Availability of Materials and Key Suppliers" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

VOLATILITY OF MARKETS SERVED

  Certain markets served by the Company are affected by capital expenditure cycles. These cycles can precipitate pricing pressures on and decreased demand for the Company's products. The Company's current optical detector and receiver products serve applications in the following markets: high capacity, long-haul terrestrial and undersea transmission; digital local loop and access networks; multi-channel CATV distribution; high-speed computer networking; and test and measurement equipment. In many cases, the Company's products are used by customers who have not yet completed development of their own products. In addition, the Company and certain of its customers are currently in the process of developing new products which are in various stages of development, testing and qualification, and are sometimes in emerging applications or new markets. No assurances can be given that the Company or its customers will continue their existing product development efforts, or, if continued, that such efforts will be successful, that markets will continue to develop for any of the Company's new products, that the Company's technology or pricing will enable such markets to develop or that the Company's products will not be superseded by other technology or products. See "Business--Research and Product Development."

CONTROL BY AND RELATIONSHIP WITH NSG

  The Company's capital stock consists of Class A Common Stock and Class B Common Stock. Holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to three votes for each share of Class A Common Stock into which Class B Common Stock is convertible. The Class B Common Stock is convertible into Class A Common Stock on a share-for-share basis, subject to adjustment for stock dividends, stock splits, subdivisions or combinations. Upon the completion of the offering, NSG Holding will own no shares of Class A Common Stock and all of the 5,088,000 outstanding shares of Class B Common Stock. The Class B Common Stock will represent 70.05% of the total outstanding Common Stock on an as-converted basis and 87.53% (85.94% if the Underwriters' over-allotment option is exercised in full) of the total voting power of the outstanding Common Stock upon completion of the offering. Accordingly, NSG Holding will be able to control the vote on all matters submitted to stockholders, including the election of directors and the approval of extraordinary corporate transactions. Such control may have the effect of limiting the manner in which the Company conducts its business, discouraging certain types of transactions involving an actual or potential change of control of the Company, including transactions in which the holders of Class A Common Stock might otherwise receive a premium for their shares over the then-current market price, or generally restricting the price that investors might be willing to pay for shares of Class A Common Stock.

  Historically, the Company has derived certain benefits from being a subsidiary of NSG. The relationship between the Company and NSG is defined pursuant to several agreements. Because of the nature of the various agreements between the Company and NSG and NSG Holding's ownership of Class B Common Stock, there can be no assurance that such agreements, or the transactions provided for therein, will be effected on terms at least as favorable to the Company as could have been obtained from unaffiliated third parties. While these agreements will continue to provide the Company with certain benefits, the Company is only entitled to the ongoing assistance of NSG for the term of the agreements and it may not enjoy benefits from its relationship with NSG after the term of the agreements, including benefits derived from NSG's reputation and credit support in the form of a line of credit. Several of these agreements initially terminate on March 31, 2000, and automatically renew for successive three-year periods unless either party gives written termination notice to the other party at least 30 days prior to the expiration of the then-current term. The remaining agreements will be terminated on a specific date or upon written notice terminating such agreement. There can be no assurance that the Company, upon termination of such assistance from NSG, will be able to develop such services internally or obtain arrangements from third parties to replace such services on favorable terms, if at all; however, the Company does not believe that the loss of credit support from NSG Holding would have a material adverse effect on the Company's business, financial condition and operating results. See "Relationship Between the Company and NSG."

  The offering will provide substantial benefits to NSG Holding. The Company will use approximately $4.2 million of the net proceeds from the offering to repay short-term borrowings, including interest, to NSG Holding, in addition to the amount owed to NSG Holding pursuant to the Dividend Notes. After the consummation of the offering, NSG Holding will also benefit from the creation of a public market for the Class A Common Stock into which its Class B Common Stock is convertible. Upon the consummation of the offering, the shares of Class A Common Stock into which the Class B Common Stock then held by NSG Holding would be convertible, will have an aggregate market value of approximately $50.9 million (assuming an initial public offering price of $10.00 per share).

  Given that NSG is a Japanese corporation with the majority of its assets and operations located outside of the United States, investors may not be able to enforce United States judgments against NSG, including judgments predicated upon the civil liability provisions of United States federal and state securities laws. In addition, certain directors and officers of NSG and certain of the directors of the Company are residents of Japan, and all or substantially all of the assets of such persons are or may be located outside the United States. As a result, investors may not be able to effect service of process within the United States upon such persons, or to enforce against them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of United States federal and state securities laws. See "Description of Capital Stock" and "Relationship Between the Company and NSG."

DEPENDENCE ON AVAILABILITY OF MATERIALS AND KEY SUPPLIERS

  On-time delivery of the Company's products depends upon the availability of materials used in its products. The Company depends upon its suppliers to produce materials in a timely and satisfactory manner. Certain materials necessary for the manufacture of the Company's products are obtained from a sole supplier or a small group of suppliers. In particular, the Company presently obtains a key material, the epitaxial wafers of InGaAs used to manufacture the Company's products, from one primary vendor. Although the Company has identified and qualified several alternative sources for the epitaxial wafers, as well as other materials currently obtained from single sources, should the Company need to turn to alternative sources of materials, there is no assurance that such materials could be made available at competitive prices, at acceptable reliability standards or in a timely fashion to respond to customer needs. Further, an inability by present or alternative suppliers to meet the Company's demand, a prolonged interruption in supply or a significant price increase of one or more materials could have a material adverse effect on the Company's business, financial condition and operating results. The Company generally does not have any long-term contracts with suppliers. While the quality, yield and timeliness of supply deliveries to date have been acceptable, there can be no assurance that these suppliers will continue to be able and willing to meet the Company's requirements or that problems will not occur in the future. Any significant interruption in the supply or degradation in the quality of any raw materials could have a material adverse effect on the Company's business, financial condition and operating results. Purchase orders from the Company's customers frequently require delivery shortly after placement of the order. The Company maintains a supply of finished goods inventories at its manufacturing facility, as well as safety stocks of critical materials, in order to respond quickly to customer needs. However, there can be no assurance that interrupted or delayed supplies of key materials will not occur. Such interruption or delay could have a material adverse effect on the Company's business, financial condition and operating results. See "--Fluctuations in Operating Results," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Manufacturing and Facilities."

COMPETITION

  The markets in which the Company sells optical detectors and receivers are highly competitive, rapidly changing and significantly affected by new product introductions and other market activities of industry participants. Some of the Company's customers are both primary customers for certain of the Company's products and competitors in the optical detector market. The Company's business, financial condition and operating results could be materially adversely affected if these customer relationships were to decline or otherwise change in any manner which is detrimental to the Company. In addition, the Company's ability to continue to develop, market and sell new products or enhancements of existing products may require significant additional research and development expenditures. Many of the Company's current and potential competitors have larger research and development departments, larger sales organizations and substantially greater financial resources than does the Company. These competitors include Fujitsu Ltd., Lucent Technologies, Inc., Mitsubishi Electric Corp. and Siemens AG. Other companies, not always addressing the same markets as EPITAXX, have competitive offerings in some of the Company's product areas. Companies in this category include Hamamatsu Photonics KK, Mitel Corporation and Ortel Corporation. There can be no assurance that competitors will not develop products that are superior to the Company's products or that achieve greater market acceptance. The introduction by competitors of new products, or the reduction in price of competitive products, could have a material adverse effect on the Company's business, financial condition and operating results. See "Business-- Competition."

EVOLVING MARKETS AND RAPID TECHNOLOGICAL CHANGE; NEW PRODUCTS

  The Company expects that new technologies will emerge as competition in the fiber optics communications industry increases and the need for higher and more cost efficient bandwidth expands. The Company's ability to anticipate changes in technology, industry standards, customer requirements and product offerings, as well as its proficiency at developing new and advanced products, will be significant factors in maintaining its competitive advantage as a leading independent supplier to the fiber optics communications industry. To remain competitive, the Company must timely select, develop and market new products and enhancements on a cost-effective basis. There can be no assurance that the Company will be successful in selecting, developing and marketing such new products and enhancements.

  The fiber optics communications markets are characterized by continuing technological advancement. This constant development of technology increases the risk that current or new competitors could develop products that would reduce the competitiveness of the Company's products. To compete successfully, the Company must design, develop, manufacture and sell new products that provide increasingly higher levels of performance and reliability. The Company's success in designing, developing, manufacturing and selling such new products will depend on a variety of factors, including, without limitation, the identification of market demand for new products, product selection, the timely implementation of product design and development, product performance, effective manufacturing processes and sales and marketing. There can be no assurance that the technologies and applications under development by the Company will be successfully developed, that the Company will successfully develop new products or that new products developed by the Company will achieve market acceptance. The Company is currently devoting substantial resources toward the development of the avalanche photodetector ("APD") which is designed to provide sensitivity at higher data transmission speeds and greater bandwidth. The APD was commercially introduced in the fourth quarter of fiscal 1998; however, the Company has received only limited orders for the APD to date and there can be no assurance that it will achieve commercial acceptance. See "Business--Technology," "--Products" and "--Research and Product Development."

DEVELOPMENT OF COMPETING TECHNOLOGIES

  The markets for the Company's products continue to develop and change, making it difficult to accurately predict each market's future growth rate, size and technological direction. In view of the evolving nature of the various markets utilizing fiber optics technology, there can be no assurance that providers of telecommunications services will not decide to adopt alternative architectures or technologies that are incompatible with the Company's products. Such alternative architectures or technologies would have a material adverse effect on the Company's business, financial condition and operating results.

  In the video market, direct broadcast satellite and wireless cable delivery systems compete with CATV operators utilizing fiber optics systems. In telephone networks, asymmetrical digital subscriber line technology enables digitally compressed video signals to be transmitted through existing telephone lines to the home, thereby increasing capacity without the need for installation of new fiber optics transmission systems. In the event that any competing architecture or technology were to limit or supplant fiber optics technology, the Company's business, financial condition and operating results would be materially adversely affected. See "Business--Technology."

DEPENDENCE ON KEY PERSONNEL

  The Company's future success is highly dependent on the continued services of its executive officers and key management, sales and technical personnel, and its ability to attract and retain additional key employees. Competition for such personnel in the fiber optics communications industry is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. While the Company does not believe it is dependent on any one individual, the loss of the services of one or more of the Company's executive officers or key personnel, including Noboru Hiraguri, Vice Chairman and Chief Executive Officer, Yves Dzialowski, President and Chief Operating Officer, and James Coleman, Vice President and Chief Financial Officer, could have a material adverse effect on the Company's business, financial condition and operating results. The Company does not maintain key-man life insurance for any of its employees. All executive employees have executed non-competition agreements and all employees are required to sign non-disclosure agreements. Such agreements do not, however, ensure the continued services of such employees. See "Business--Employees" and "Management."

MANAGEMENT OF EXPANDING OPERATIONS

  The growth in the Company's business has placed a significant strain on the Company's personnel, management and other resources, and is expected to continue to do so. In order to manage any future expansion effectively, the Company must successfully attract, train, motivate, manage and retain new employees, integrate such employees into its overall operations and continue to improve its operational, financial and management systems. Availability of qualified sales and technical personnel is limited. Moreover, the Company expects to increase significantly the size of its domestic and international sales support staff and expand the scope of its sales and marketing activities. The Company's failure to manage any expansion effectively could have a material adverse effect on the Company's business, financial condition and operating results. See "--Dependence on Key Personnel" and "Business--The EPITAXX Strategy."

MANUFACTURING RISKS

  The Company relies exclusively on its own production capability in wafer processing, chip fabrication, device packaging, final assembly and testing of products. Because the Company manufactures, packages and tests these components at its own facility, and because the Company only has a single facility, any interruption in manufacturing resulting from fire, natural disaster, equipment failures or otherwise could have a material adverse effect on the Company's business, financial condition and operating results. Although the Company maintains business interruption insurance, such insurance would be insufficient to guarantee the Company's continued profitability. See "Business--Manufacturing and Facilities."

LIMITED PROTECTION OF INTELLECTUAL PROPERTY; PROPRIETARY INFORMATION

  The Company relies upon a combination of trade secrets, contractual restrictions, copyrights, trademark laws and patents to establish and protect proprietary rights in its products and technologies. Although the Company has been issued one United States patent to date, much of the Company's proprietary information and technology is not patented and may not be patentable. The Company believes that the success of its business depends primarily on its proprietary technology, information and processes and know-how, rather than patents. There can be no assurance that the Company will be able to independently protect its technology or that competitors will not be able to develop similar technology. The Company has entered into confidentiality and invention assignment agreements with all of its employees, and enters into non-disclosure agreements with its suppliers, distributors and appropriate customers so as to limit access to and disclosure of its proprietary information. There can be no assurance that these statutory and contractual arrangements will deter misappropriation of the Company's technologies or discourage independent third-party development of similar technologies. In the event such arrangements are insufficient, the Company's business, financial condition and operating results could be materially adversely affected. See "Business--Proprietary Rights."

RISK OF THIRD-PARTY CLAIMS OF INFRINGEMENT

  The fiber optics communications industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. From time to time, third parties may assert exclusive patent, copyright, trademark and other intellectual property rights to technologies that are important to the Company. In addition, since patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed by competitors of the Company that could relate to the Company's products. Although no claim has ever been asserted against the Company with respect to infringement, the Company may receive communications from third parties in the future asserting that the Company's products infringe or may infringe on the proprietary rights of such third parties. In its distribution agreements, the Company typically agrees to indemnify its customers for any expenses or liabilities resulting from claimed infringements of patents, trademarks or copyrights of third parties. In the event of litigation to determine the validity of any third-party claims, such litigation, whether or not determined in favor of the Company, could result in significant expense to the Company and divert the efforts of the Company's technical and management personnel. In the event of an adverse ruling in such litigation, the Company might be required to discontinue the use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses from third parties. There can be no assurance that licenses from third parties would be available on acceptable terms, if at all. A successful claim against the Company and the failure of the Company to develop or license a substitute technology could have a material adverse effect on the Company's business, financial condition and operating results. See "Business--Proprietary Rights."

ENVIRONMENTAL REGULATION

  The Company is subject to a variety of local, state and federal government regulations relating to air and water emissions from its manufacturing facility and to the storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances used to manufacture the Company's products. Although the Company believes that it is in compliance with current environmental regulations, the failure to comply with current or future regulations could result in substantial fines or liabilities being imposed on the Company, suspension of production, alteration of its manufacturing process or cessation of operations. Such regulations could require the Company to acquire expensive remediation or abatement equipment or to incur substantial expenses to comply with environmental regulations. Any failure by the Company to control the use, disposal or storage of, or adequately restrict the discharge of, hazardous or toxic substances could subject the Company to significant liabilities or obligations.

RISKS ASSOCIATED WITH SALES TO INTERNATIONAL MARKETS

  Although the Company has been selling internationally since its inception and has had substantial experience and success with its products in the international marketplace, the conduct of business outside the United States is subject to certain risks, including unexpected changes in regulatory requirements and tariffs, difficulties in staffing and managing foreign operations, longer payment cycles, greater difficulty in accounts receivable collection, currency fluctuations, expropriation and potentially adverse tax consequences. For the fiscal year ended March 31, 1998, approximately 44% of the Company's revenues were generated from international sales. Although less than 4% of the Company's revenue is derived from direct sales to Asia (excluding Japan), certain of the Company's customers may sell products into Asian markets. Recent adverse economic developments in Asia could affect sales by certain of the Company's customers into this region, which may, in turn, have a material adverse effect on the Company's business, financial condition and operating results. In addition, in order to sell its products internationally, the Company must meet standards established by telecommunications authorities in various countries, as well as recommendations of the International Telecommunications Union. A delay in obtaining, or the failure to obtain, certification of its products in countries outside the United States could frustrate or impede the Company's efforts to increase its market share in such countries, which could have a material adverse effect on the Company's business, financial condition and operating results. See "Business--The EPITAXX Strategy" and "--Marketing and Sales."

NO PRIOR MARKET; STOCK PRICE VOLATILITY

  Prior to the offering, there has been no public market for the Company's capital stock. The initial public offering price will be determined by negotiations between the Company and the representatives of the Underwriters. There can be no assurance that an active public market for the Class A Common Stock will develop or be sustained after the offering or that the market price of the Class A Common Stock will not decline below the initial public offering price. The trading price of the Class A Common Stock could be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, announcements of technological innovations or new products by the Company or its competitors, developments with respect to patents or proprietary rights, general conditions in the data and telecommunications industries, changes in earnings estimates by analysts or other events or factors. In addition, the stock market has experienced extreme price and volume fluctuations that have particularly affected the market prices of many technology companies and have often been unrelated to the operating performances of such companies. The Company's revenues or operating results in future quarters may be below the expectations of public market securities analysts and investors. In such event, the price of the Class A Common Stock would likely decline, perhaps substantially. These Company-specific factors or broad market fluctuations may materially adversely affect the market price of the Class A Common Stock. See "--Fluctuations in Quarterly Operating Results" and "Underwriting."

CERTAIN ANTI-TAKEOVER EFFECTS

  The Company's Board of Directors is divided into three classes, each of which is elected to serve staggered three-year terms. The Board of Directors is authorized, without further action by the stockholders, to provide for the issuance of preferred stock in one or more series (the "Preferred Stock") and to fix the designations, preferences, powers and relative, participating, optional or other rights and restrictions thereof. Accordingly, the Company may issue a series of Preferred Stock in the future that has preferences over the Class A Common Stock with respect to the payment of dividends and upon liquidation, dissolution or winding up of the Company, or which could otherwise adversely affect holders of Class A Common Stock, or which could discourage or make difficult any attempt to obtain control of the Company. In addition, voting control by NSG Holding may discourage certain types of transactions involving an actual or potential change of control of the Company. See "--Control by and Relationship with NSG," "Relationship Between the Company and NSG," "Description of Capital Stock--Preferred Stock" and "-- Anti-Takeover Effects of Restated Certificate of Incorporation and Amended and Restated Bylaws."

MANAGEMENT'S DISCRETION AS TO USE OF UNALLOCATED NET PROCEEDS

  The Company has designated only limited specific uses for the net proceeds from the offering. After repayment of indebtedness, an aggregate of approximately $5.3 million of net proceeds will be available for general corporate purposes, including working capital and capital expenditures. Consequently, the Board of Directors and management of the Company will have broad discretion in the use of a significant portion of the net proceeds from the offering. See "Use of Proceeds."

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of substantial amounts of Class A Common Stock (including shares issuable upon conversion of outstanding Class B Common Stock) in the public market after the offering may materially adversely affect prevailing market prices for the Class A Common Stock and could impair the Company's ability to raise capital in the future through the sale of its equity securities. Upon the consummation of the offering, the Company will have 2,175,200 shares of Class A Common Stock and 5,088,000 shares of Class B Common Stock outstanding. Of these shares of Common Stock, 2,150,000 shares of Class A Common Stock offered hereby will be freely tradable without restriction under the Securities Act of 1933, as amended (the "Securities Act"). The remaining 25,200 shares of Class A Common Stock and all of the shares of Class B Common Stock will be "restricted securities" within the meaning of the Securities Act (the "Restricted Shares") and will be eligible for sale in the public market beginning 180 days after the date of this Prospectus, pursuant to Rule 144 promulgated under the Securities Act ("Rule 144") and the expiration of certain lock-up agreements entered into between the Underwriters and the holders of such Restricted Shares. In addition, the Company intends to file a Registration Statement on Form S-8 under the Securities Act ("Form S-8") after the effective date of the offering to register 574,800 shares of Class A Common Stock issuable upon the exercise of stock options granted under the Stock Option Plan. Such shares of Class A Common Stock issued pursuant to the Stock Option Plan, after the effective date of the Form S-8, will be available for sale in the public market, subject to the expiration of certain lock-up agreements with the Underwriters.

DILUTION TO PURCHASERS IN OFFERING

  Purchasers of Class A Common Stock will experience immediate and substantial dilution in net tangible book value per share of the Class A Common Stock from the initial public offering price per share. After giving effect to the sale by the Company of 2,150,000 shares of Class A Common Stock offered hereby, assuming an initial public offering price of $10.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company, the Company's pro forma net tangible book value as of March 31, 1998 would have been $16.3 million, or $2.24 per share of Common Stock. This represents an immediate dilution in net tangible book value of $7.76 per share to new investors purchasing shares in the offering. See "Dilution."

                                USE OF PROCEEDS

  The net proceeds from the sale of the Class A Common Stock offered hereby, assuming an initial public offering price of $10.00 per share and after deducting underwriting discounts and commissions and the remaining portion of the estimated offering expenses of $800,000 payable by the Company (after $622,000 of offering expenses previously paid by the Company), are approximately $19.8 million (approximately $22.8 million if the Underwriters' over-allotment option is exercised in full).

  The Company will use approximately $14.5 million of such proceeds (i) to repay principal indebtedness of $10,049,528 and estimated interest of $273,000 thereon owed on the Dividend Notes, which bear interest at 6.02% per annum, issued in February 1998 in connection with a cash dividend the Company declared to the stockholders of record on December 11, 1997 and (ii) to pay down the full balance on the Company's line of credit from NSG Holding of $4.2 million, including $500,000 drawn under the line of credit since March 31, 1998, and estimated interest of $44,000 accrued thereon. See "Relationship Between the Company and NSG--Agreement for Line of Credit." The balance of the net proceeds will be used for general corporate purposes, including working capital and capital expenditures. Pending such uses, the Company intends to invest the proceeds in short-term, investment-grade, interest-bearing securities. See "Risk Factors--Management's Discretion as to Use of Unallocated Net Proceeds" and "Relationship Between the Company and NSG."

                                DIVIDEND POLICY

  The Company previously declared a $10,049,528 cash dividend to the stockholders of record on December 11, 1997, of which $10.0 million is payable to NSG Holding. The Company also declared and paid dividends of $927,000 and $500,000 to NSG Holding with respect to the fiscal years 1997 and 1996, respectively. In order to retain earnings to finance future growth, the Company does not intend to pay any further cash dividends in the foreseeable future. The declaration and payment of dividends, if any, will be subject to the discretion of the Company's Board of Directors and will depend on the Company's earnings, capital requirements, financial condition, statutory restrictions and other factors deemed to be relevant by the Board of Directors.

                                CAPITALIZATION

  The following table sets forth certain short-term obligations and capitalization of the Company as of March 31, 1998 (i) on an actual basis after giving effect to the Recapitalization and (ii) as adjusted to reflect the issuance and sale by the Company of 2,150,000 shares of Class A Common Stock offered hereby, assuming an initial public offering price of $10.00 per share and after deducting underwriting discounts and commissions and estimated expenses payable by the Company, and the application of the estimated net proceeds thereof to repay the Dividend Notes and short-term borrowings from NSG Holding. The following table should be read in conjunction with "Use of Proceeds," "Selected Consolidated Financial Data" and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                                             MARCH 31, 1998
                                                           --------------------
                                                           ACTUAL   AS ADJUSTED
                                                           -------  -----------
                                                             (IN THOUSANDS)
Short-term borrowings from affiliate under line of cred-
 it(1).................................................... $ 3,650        --
Promissory notes issued for dividend declared.............  10,050        --
                                                           -------    -------
                                                           $13,700        --
                                                           =======    =======
Long-term obligations, net of current portion(2).......... $ 5,011    $ 5,011
                                                           -------    -------
Stockholders' equity (deficit):
  Preferred Stock, $0.01 par value; 5,000,000 shares
   authorized; no shares issued and outstanding...........     --         --
  Class A Common Stock, $0.01 par value; 12,500,000 shares
   authorized;
   25,200 shares issued and outstanding, actual; and
   2,175,200 shares issued and outstanding, as
   adjusted(3)............................................     --          22
  Class B Common Stock, convertible, $0.01 par value;
   7,500,000 shares authorized;
   5,088,000 shares issued and outstanding, actual; and
   5,088,000 shares issued and outstanding, as adjusted...      51         51
  Additional paid-in capital..............................  12,185     31,358
  Accumulated deficit..................................... (15,392)   (15,623)
                                                           -------    -------
    Total stockholders' equity (deficit)..................  (3,156)    15,808
                                                           -------    -------
      Total capitalization................................ $ 1,855    $20,819
                                                           =======    =======

--------

(1) Does not include $500,000 drawn on the line of credit since March 31, 1998, which will be repaid with the net proceeds from the offering. See "Use of Proceeds."

(2) See Notes 6 and 13 to the Consolidated Financial Statements.

(3) Excludes 574,800 shares of Class A Common Stock reserved for issuance under the Stock Option Plan, of which options to purchase an aggregate of 168,072 shares were outstanding on the date hereof at a weighted average exercise price of $3.93. Included in total outstanding options are options to purchase 15,000 shares of Class A Common Stock exercisable at the intial public offering price (assumed to be $10.00 per share), 5,000 of which become exercisable upon consummation of the offering. See "Management--Benefit Plans--Amended and Restated 1996 Employee, Director and Consultant Stock Option Plan."

                                   DILUTION

  As of March 31, 1998, the net tangible book value (deficit) of the Company was $(3.6) million, and the net tangible book value per share of Common Stock was $(0.70), after giving effect to the Recapitalization. Net tangible book value per share represents the amount of total tangible assets less total liabilities of the Company, divided by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of 2,150,000 shares of Class A Common Stock in the offering, assuming an initial public offering price of $10.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, the pro forma net tangible book value of the Company as of March 31, 1998 would have been $16.3 million or $2.24 per share of Common Stock. This represents an immediate dilution in net tangible book value of $7.76 per share to new investors purchasing shares in the offering. The following table illustrates such per share dilution:

   Assumed initial public offering price per share..............         $10.00
     Net tangible book value per share before the offering...... $(0.70)
     Increase per share attributable to new investors...........   2.94
                                                                 ------
   Pro forma net tangible book value per share after the offer-
    ing.........................................................           2.24
                                                                         ------
   Dilution per share to new investors..........................         $ 7.76
                                                                         ======

  The following table sets forth, as of March 31, 1998, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by existing stockholders and by new investors purchasing shares of Class A Common Stock offered by the Company hereby, assuming an initial public offering price of $10.00 per share:

                            SHARES PURCHASED  TOTAL CONSIDERATION
                            ----------------- ------------------- AVERAGE PRICE
                             NUMBER   PERCENT   AMOUNT    PERCENT   PER SHARE
                            --------- ------- ----------- ------- -------------
   Existing stockhold-
    ers(1)................. 5,113,200   70.4% $12,184,735   36.2%    $ 2.38
   New investors........... 2,150,000   29.6   21,500,000   63.8     $10.00
                            ---------  -----  -----------  -----
     Total................. 7,263,200  100.0% $33,684,735  100.0%
                            =========  =====  ===========  =====

--------

(1) Includes $12,184,525 paid by NSG Holding for its acquisition of the Company in 1990 and the amount paid by existing stockholders other than NSG Holding. See "Relationship Between the Company and NSG."

  The foregoing tables assume no exercise of any outstanding stock options to purchase Common Stock. As of the date hereof, there were outstanding options to purchase 168,072 shares of Class A Common Stock at a weighted average exercise price of $3.93 per share. Included in total outstanding options are options to purchase 15,000 shares of Class A Common Stock exercisable at the initial public offering price (assumed to be $10.00 per share), 5,000 of which become exercisable upon consummation of the offering. If all outstanding options as of March 31, 1998 were included above, the pro forma net tangible book value per share at March 31, 1998, after giving effect to the offering, would have been $2.27 and the dilution per share to new investors would have been $7.73. See "Capitalization," "Management--Benefit Plans--Amended and Restated 1996 Employee, Director and Consultant Stock Option Plan" and "Description of Capital Stock."

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data set forth below should be read in conjunction with, and are qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. The selected consolidated financial data set forth below as of March 31, 1997 and 1998 and for each of the years ended March 31, 1996, 1997 and 1998 are derived from the Company's Consolidated Financial Statements including the Notes thereto included in this Prospectus, which have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The selected consolidated financial data as of March 31, 1994, 1995 and 1996 and for each of the years ended March 31, 1994 and 1995 are derived from audited Consolidated Financial Statements not included in this Prospectus.

                                        YEAR ENDED MARCH 31,
                               -------------------------------------------
                                1994     1995     1996     1997     1998
                               -------  -------  -------  -------  -------
                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OP-
 ERATIONS DATA:
Total revenues...............  $12,342  $15,622  $19,762  $21,209  $25,255
Cost of revenue..............    7,175    9,948   10,876   13,978   14,568
                               -------  -------  -------  -------  -------
   Gross profit..............    5,167    5,674    8,886    7,231   10,687
                               -------  -------  -------  -------  -------
Operating expenses:
 Research and development
  expense....................      711    1,513    2,082    2,541    2,958
 Selling, general and admin-
  istrative expense..........    2,949    2,705    3,555    3,187    3,940
                               -------  -------  -------  -------  -------
   Total operating expenses..    3,660    4,218    5,637    5,728    6,898
                               -------  -------  -------  -------  -------
Income from operations.......    1,507    1,456    3,249    1,503    3,789
Other income (expense).......     (378)    (447)    (458)    (456)    (561)
Income before income tax
 expense (benefit)...........    1,129    1,009    2,791    1,047    3,228
Income tax expense (bene-
 fit)........................       58     (460)     936      409    1,064
                               -------  -------  -------  -------  -------
Net income...................  $ 1,071  $ 1,469  $ 1,855  $   638  $ 2,164
                               =======  =======  =======  =======  =======
Net income per share(1):
 Basic ......................  $  0.21  $  0.29  $  0.36  $  0.12  $  0.42
 Diluted.....................  $  0.21  $  0.29  $  0.36  $  0.12  $  0.41
Shares used in per share cal-
 culation(1):
 Basic.......................    5,113    5,113    5,113    5,113    5,113
 Diluted.....................    5,113    5,113    5,113    5,135    5,225
Pro forma net income per
 share(2):
 Basic ......................                                      $  0.35
 Diluted.....................                                      $  0.35
Shares used in pro forma net
 income per share
 calculation(2):
 Basic.......................                                        6,118
 Diluted.....................                                        6,230
OTHER FINANCIAL DATA:
Capital expenditures.........  $   973  $   908  $ 2,061  $ 2,418  $ 2,353
Cash dividends declared......      --       --       500      927   10,050
CONSOLIDATED BALANCE SHEET
 DATA (AT YEAR END):
Cash.........................  $    14  $    59  $    91  $   109  $   968
Working capital (deficit)....      816    2,460    2,852    1,395   (7,946)
Total assets.................   11,482   12,884   16,771   16,977   20,197
Long-term obligations, net of
 current portion.............    5,000    5,000    5,000    5,133    5,011
Stockholders' equity (defi-
 cit)........................    2,143    3,613    4,967    4,730   (3,156)

--------

(1) See Note 3 to the Consolidated Financial Statements for an explanation of the determination of shares used to compute net income per share.

(2) Pro forma basic and diluted net income per share were calculated in a manner consistent with basic and diluted net income per share except that the weighted average number of shares was adjusted to include the number of shares that would be required to be sold to fund the repayment of the Dividend Notes (using an assumed initial public offering price of $10.00 per share).

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  The Company designs, manufactures and markets semiconductor optical detectors and receivers for fiber optics communications. By virtue of its specialization, the Company is able to serve many different markets in the fiber optics communications industry. The Company's products are integral to the development and implementation of fiber optics systems for applications such as high capacity, long-haul terrestrial and undersea transmission; digital local loop and access networks; multi-channel CATV distribution; high-speed computer networking; and test and measurement equipment. Each sector of the fiber optics market requires a degree of specialization which differs from that of the others. The growth or decline in one sector does not necessarily affect the other sectors. Profitability varies from product to product and trends in profitability from the different sectors are not necessarily linked.

  The Company derives nearly all of its sales from the production and sale of optical detectors and receivers used in the fiber optics industry. A small percentage of sales is derived from contracts for research and development of products for government agencies and private concerns. The Company has grown in revenue over the period from March 31, 1994 through March 31, 1998 at a compounded annual growth rate of 20%, and has been profitable in all five years. Income has increased as a percentage of revenue over this time, with the exception of fiscal year 1997, when the Company was exposed to decreasing margins in the high-speed computer networking sector due to inventory obsolescence. As the Company has grown, however, the rate of new product introductions has increased, the mix of product revenue has changed and the customer base has broadened. In the past, certain significant customers' purchase patterns have materially affected the Company's operating results. While the Company did not have any customers whose sales represented more than 10% of the Company's revenue in the year ended March 31, 1998, one customer, CIENA Corporation, accounted for nearly 10% of revenue for the year. The Company has historically had customers accounting for more than 10% of revenue, including Siemens AG in fiscal year 1996 and NSG in fiscal year 1997. Additionally, in the future, the Company anticipates having customers, including CIENA Corporation, who will account for more than 10% of the Company's revenue in a single fiscal year.

  The Company recognizes revenue upon shipment, passage of title and when all significant obligations of the Company have been fully satisfied. Some international sales are secured by letters of credit. Reserves for estimated warranty and bad debts are maintained. Revenue from research and development contracts is recognized based upon the percentage of completion method and, in some instances, based upon specified contract milestones. Revenue from achievement of milestone events is recognized when all parties concur that the scientific results and/or milestones stipulated in the agreement have been met. In fiscal years 1996, 1997 and 1998, revenue from research and development contracts included in total revenue was $0.8 million, $0.6 million and $0, respectively.

  The Company sells its products worldwide and generates a significant portion of its sales outside North America, including Europe, Canada, Japan, China and Israel. All sales are quoted and delivered in U.S. dollars, which prevents currency risk; however, the Company competes with international suppliers with price structures affected by currency fluctuations. The percentage of revenue by geographic region in fiscal years 1996, 1997 and 1998 was approximately:
40%, 51% and 56% from North America, respectively; 44%, 21% and 35% from Europe, respectively; and 16%, 28% and 9% from Asia and other countries, respectively.

  The Company has entered into a Distribution Agreement with NSG pursuant to which NSG acts as the exclusive distributor of all the Company's products in Japan. In fiscal years 1996, 1997 and 1998, revenue from NSG pursuant to the Distribution Agreement was $1.9 million, $2.5 million and $1.3 million, respectively.

  Over the past several years, EPITAXX has consistently increased its research and development spending as it strives to introduce new products as quickly as possible. The Company allocates a significant percentage of revenue toward research and development. The Company anticipates that research and development expenses will increase in dollar amount in fiscal year 1998, but only commensurate with corresponding increases in revenue. New products are seen as a key factor in maintaining continued growth in sales and profitability. Spending for research and development in fiscal years 1996, 1997, 1998 was $2.1 million, $2.5 million and $3.0 million, respectively (10.6%, 12.0% and 11.7% of total revenue, respectively).

  As of March 31, 1998, the Company had an order backlog of $7.3 million compared to a backlog of $4.6 million a year earlier. Backlog consists only of customer orders that the Company has accepted and are deliverable within one year.

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, the results of operations expressed as a percentage of the Company's total revenue.

                                                       PERCENTAGE OF REVENUE
                                                      -------------------------
                                                            YEAR ENDED
                                                             MARCH 31,
                                                      -------------------------
                                                       1996     1997     1998
                                                      -------  -------  -------
   Revenue...........................................    90.3%    88.2%    94.7%
   Revenue from affiliate............................     9.7     11.8      5.3
                                                      -------  -------  -------
     Total revenue...................................   100.0    100.0    100.0
   Cost of revenue...................................    55.0     65.9     57.7
                                                      -------  -------  -------
     Gross profit....................................    45.0     34.1     42.3
   Operating expenses:
     Research and development........................    10.6     12.0     11.7
     Selling, general and administrative.............    18.0     15.0     15.6
                                                      -------  -------  -------
   Total operating expenses..........................    28.6     27.0     27.3
                                                      -------  -------  -------
   Income from operations............................    16.4      7.1     15.0
   Other income (expense)............................    (2.3)    (2.2)    (2.2)
   Income tax expense (benefit)......................     4.7      1.9      4.2
                                                      -------  -------  -------
   Net income........................................     9.4%     3.0%     8.6%
                                                      =======  =======  =======

 Year Ended March 31, 1998 Compared to Year Ended March 31, 1997

  Revenue. Revenue for the year ended March 31, 1998 increased 19.1% to $25.3 million from $21.2 million for the year ended March 31, 1997. The Company increased its sales of products for long-haul transmission, CATV and test and measurement equipment applications. The Company intentionally reduced its sales of products for computer networking because products in this market had suffered from price erosion. In addition, the Company introduced new products for the long-haul transmission market. Although unit volume decreased by approximately 3.6%, the average unit selling price increased by approximately 27.3%.

  Gross Profit. Gross profit for the year ended March 31, 1998 increased by 47.8% to $10.7 million from $7.2 million for the year ended March 31, 1997. Gross profit as a percentage of revenue increased to 42.3% from 34.1%. This improvement in profitability was mainly due to a change in product mix reflecting the Company's decision to decrease sales of computer networking products.

  Research and Development Expenses. Research and development expenses for the year ended March 31, 1998 increased by 16.4% to $3.0 million from $2.5 million for the year ended March 31, 1997. Research and development expenses as a percentage of revenue decreased to 11.7% from 12.0%. Research and development expenses consist primarily of employee compensation and costs related to new product prototyping.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended March 31, 1998 increased 23.7% to $3.9 million from $3.2 million for the year ended March 31, 1997. Selling, general and administrative expenses as a percentage of revenue increased to 15.6% from 15.0%. These expenses consist primarily of salaries and benefits, sales commissions and travel. The increase in this period was the result of the hiring of additional staff for the marketing department and higher commissions paid on additional sales.

  Other Income (Expense). Other income (expense) increased by $105,000 to ($561,000) for the year ended March 31, 1998 compared to ($456,000) for the year ended March 31, 1997. Interest on the Dividend Notes began to accrue on February 9, 1998 and represents the majority of the increase. Other expense, consisting primarily of interest expense, as a percentage of revenue remained the same in 1998 and 1997 at 2.2%.

  Income Tax Expense (Benefit). Income tax expense for the year ended March 31, 1998 was $1.1 million compared to $409,000 for the year ended March 31, 1997. Income tax expense was incurred at an effective rate of 33.0% for the year ended March 31, 1998, compared to 39.1% for the year ended March 31, 1997, reflecting higher research and development credits and preferred tax treatment from the Company's subsidiary, a foreign sales corporation formed in St. Thomas, U.S. Virgin Islands, in the third quarter of the 1997 fiscal year.

 Year Ended March 31, 1997, Compared to Year Ended March 31, 1996

  Revenue. Revenue for the year ended March 31, 1997 increased 7.3% to $21.2 million from $19.8 million for the year ended March 31, 1996. Sales in the transmission, access and CATV markets increased by approximately 20.0%. This increase was partially offset by pricing pressure and subsequent decreased sales in the computer networking market such that overall volume increased by approximately 10.7% and the average unit selling price decreased by approximately 2.0%. Pricing pressure in the computer networking market was generated primarily from those vertically integrated customers for which the Company is a second source. The Company no longer pursues business of this type, which is based solely on price. In addition, the Company completed the sales of custom products for a defense application and saw a reduction in development contracts, both of which totaled approximately $1.0 million. Any reduction in development contracts for defense and space applications since fiscal year 1996 has had little impact on continued revenue growth.

  Gross Profit. Gross profit for the year ended March 31, 1997 decreased by 18.6% to $7.2 million from $8.9 million for the year ended March 31, 1996. Gross profit as a percentage of revenue decreased to 34.1% from 45.0%. Such a decline was due primarily to price erosion in the computer networking product market. The decline in gross profit was also due to the reduction in special product sales for defense and space applications. Additionally, inventory was reduced by 28.1% or $1.4 million, in part to account for product obsolescence and to reduce work-in-process.

  Research and Development Expenses. Research and development expenses for the year ended March 31, 1997 increased by 22.0% to $2.5 million from $2.1 million for the year ended March 31, 1996. Research and development expenses as a percentage of revenue increased to 12.0% in 1997 from 10.6% in 1996. Increased spending in the development of new CATV and long-haul and access transmission products, including the APD, was the primary cause of this increase.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended March 13, 1997 decreased 10.4% to $3.2 million from $3.6 million for the year ended March 31, 1996. Selling, general and administrative expenses as a percentage of revenue decreased to 15.0% in 1997 from 18.0% in 1996. Such decrease was due to a normalization of expenses. In the year ended March 31, 1996, several multi-year management incentive targets were met, triggering an additional provision for that year.

  Other Income (Expense). Other income (expense) remained relatively constant at ($456,000) for the year ended March 31, 1997 compared to ($458,000) for the year ended March 31, 1996. Other expense, consisting primarily of interest expense, as a percentage of revenue, decreased to 2.2% from 2.3%.

  Income Tax Expense (Benefit). Income tax expense for the year ended March 31, 1997 was $409,000 in 1997 compared to $936,000 for the year ended March 31, 1996. The effective income tax rate for the year ended March 31, 1997 increased to 39.1% from 33.5% for the year ended March 31, 1996. Included in the percentage increase is an adjustment of deferred income taxes estimated in prior years associated with net operating loss carryforwards and depreciation.

 Year Ended March 31, 1996, Compared to Year Ended March 31, 1995

  Revenue. Revenue for the year ended March 31, 1996 increased 26.5% to $19.8 million from $15.6 million for the year ended March 31, 1995. This increase resulted mostly from sales of products for digital local loop and access networks as well as for CATV applications. Sales for CATV applications more than doubled; at the same time, the Company's new products for digital applications found commercial acceptance. As a result, the average unit selling price increased by approximately 16.3% and unit volume increased by approximately 12.4%.

  Gross Profit. Gross profit for the year ended March 31, 1996 increased by 56.6% to $8.9 million from $5.7 million for the year ended March 31, 1995. Gross profit as a percentage of revenue increased to 45.0% from 36.3%. This increase resulted primarily from the sale of new products for CATV and digital local loop applications. Additionally, inventory increased by 65% to $5.1 million in the year ended March 31, 1996, in anticipation of future demand in the high-speed computer networking market. The absorption of overhead from this higher level of production helped to reduce the Company's overall cost of sales.

  Research and Development Expenses. Research and development expenses for the year ended March 31, 1996 increased by 37.6% to $2.1 million from $1.5 million for the year ended March 31, 1995. Research and development expenses as a percentage of revenue increased to 10.6% in 1996 from 9.7% in 1995. Increased spending in the development of products for high-speed data communications and custom products for the defense industry were the primary causes of the increase in research and development expenses.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended March 31, 1996 increased 31.4% to $3.6 million from $2.7 million for the year ended March 31, 1995. Selling, general and administrative expenses as a percentage of revenue increased to 18.0% in 1996 from 17.3% in 1995. This increase was due primarily to the impact of a management incentive program that covered the two prior years. Several multi-year targets for revenue growth were met in 1996, triggering the additional provision that year. The charge in 1996 and 1995 for such provision was $660,000 and $337,000, respectively.

  Other Income (Expense). Other income (expense) remained relatively constant at ($458,000) for the year ended March 31, 1996 compared to ($447,000) for the year ended March 31, 1995. Other expense, consisting primarily of interest expense, as a percentage of revenue decreased to 2.3% from 2.9%.

  Income Tax Expense (Benefit). Income tax expense for the year ended March 31, 1996 was $936,000 compared to ($460,000) benefit for the year ended March 31, 1995. The effective income tax rate for the year ended March 31, 1996 increased to 33.5% from (45.6)% for the year ended March 31, 1995. The change in the effective tax rate is due primarily to the utilization of net operating loss and tax credit carryforwards by NSG Holding for which the Company received a benefit under a tax sharing agreement entered into by the Company and NSG Holding. The tax sharing agreement became effective for the year ended March 31, 1994 and the Company realized the benefit in the year ended March 31, 1995 upon NSG Holding filing, for the first time, a consolidated United States Federal corporation income tax return for the year ended March 31, 1994 utilizing the Company's net operating loss and tax credit carryforwards. The Company's results of operations have been included in NSG Holding's consolidated income tax return since 1994.

QUARTERLY RESULTS OF OPERATIONS

  The following tables present the Company's unaudited quarterly consolidated financial information, expressed in dollars and as a percentage of total revenue, for the eight most recent fiscal quarters. The Company believes that all necessary adjustments have been included in the amounts below to present the selected quarterly information fairly when read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. These quarterly operating results are not necessarily indicative of results that may be expected for any full fiscal year or any subsequent periods.

                                                     THREE MONTHS ENDED
                          --------------------------------------------------------------------------
                          JUN. 30, SEPT. 30,  DEC. 28, MAR. 31, JUN. 30, SEPT. 30, DEC. 31, MAR. 31,
                            1996     1996       1996     1997     1997     1997      1997     1998
                          -------- ---------  -------- -------- -------- --------- -------- --------
                                                       (IN THOUSANDS)
CONSOLIDATED RESULTS OF
 OPERATIONS:
Total revenue...........   $5,400   $5,165     $4,922   $5,722   $6,120   $5,887    $6,341   $6,907
Cost of revenue.........    3,525    3,809      2,907    3,737    3,565    3,501     3,654    3,848
                           ------   ------     ------   ------   ------   ------    ------   ------
 Gross profit...........    1,875    1,356      2,015    1,985    2,555    2,386     2,687    3,059
                           ------   ------     ------   ------   ------   ------    ------   ------
Operating expenses:
 Research and develop-
  ment..................      713      675        594      559      697      671       790      800
 Selling, general and
  administrative........      765      668        829      925      889      919       986    1,146
                           ------   ------     ------   ------   ------   ------    ------   ------
Total operating expenses
 .......................    1,478    1,343      1,423    1,484    1,586    1,590     1,776    1,946
                           ------   ------     ------   ------   ------   ------    ------   ------
Income from operations..      397       13        592      501      969      796       911    1,113
Other income (expense)..     (113)    (125)      (122)     (96)    (133)    (190)      (34)    (204)
                           ------   ------     ------   ------   ------   ------    ------   ------
Income (loss) before in-
 come tax expense (bene-
 fit)...................      284     (112)       470      405      836      606       877      909
Income tax expense (ben-
 efit)..................      111      (44)       183      159      275      200       290      299
                           ------   ------     ------   ------   ------   ------    ------   ------
Net income (loss).......   $  173   $  (68)    $  287   $  246   $  561   $  406    $  587   $  610
                           ======   ======     ======   ======   ======   ======    ======   ======
                                                     THREE MONTHS ENDED
                          --------------------------------------------------------------------------
                          JUN. 30, SEPT. 30,  DEC. 28, MAR. 31, JUN. 30, SEPT. 30, DEC. 31, MAR. 31,
                            1996     1996       1996     1997     1997     1997      1997     1998
                          -------- ---------  -------- -------- -------- --------- -------- --------
AS A PERCENTAGE OF TOTAL
 REVENUE:
Total revenue...........    100.0%   100.0%     100.0%   100.0%   100.0%   100.0%    100.0%   100.0%
Cost of revenue.........     65.3     73.7       59.1     65.3     58.3     59.5      57.6     55.7
                           ------   ------     ------   ------   ------   ------    ------   ------
 Gross profit...........     34.7     26.3       40.9     34.7     41.7     40.5      42.4     44.3
                           ------   ------     ------   ------   ------   ------    ------   ------
Operating expenses:
 Research and develop-
  ment..................     13.2     13.1       12.1      9.8     11.4     11.4      12.5     11.6
 Selling, general and
  administrative........     14.2     12.9       16.8     16.1     14.5     15.6      15.5     16.6
                           ------   ------     ------   ------   ------   ------    ------   ------
Total operating ex-
 penses.................     27.4     26.0       28.9     25.9     25.9     27.0      28.0     28.2
                           ------   ------     ------   ------   ------   ------    ------   ------
Income from operations..      7.3      0.3       12.0      8.8     15.8     13.5      14.4     16.1
Other income (expense)..     (2.0)    (2.4)      (2.4)    (1.7)    (2.1)    (3.2)     (0.5)    (3.0)
                           ------   ------     ------   ------   ------   ------    ------   ------
Income (loss) before in-
 come tax expense (bene-
 fit)...................      5.3     (2.1)       9.6      7.1     13.7     10.3      13.9     13.1
Income tax expense (ben-
 efit)..................      2.1     (0.9)       3.7      2.8      4.5      3.4       4.6      4.3
                           ------   ------     ------   ------   ------   ------    ------   ------
Net income (loss).......      3.2%    (1.2)%      5.9%     4.3%     9.2%     6.9%      9.3%     8.8%
                           ======   ======     ======   ======   ======   ======    ======   ======

  Revenue has fluctuated from quarter to quarter. The Company generally experiences a larger volume of shipments in its fourth quarter. Variation in sales from quarter to quarter is influenced primarily by increases or decreases in demand for specific products from large customers.

  Gross profit on a quarterly basis has fluctuated due primarily to sales mix. Other factors, such as obsolete inventory adjustments and factory efficiency, have had and may continue to have an impact in any given quarter.

  The Company's operating expense levels have fluctuated over time. Sales, general and administrative expenses are typically budgeted in accordance with anticipated future sales. Fluctuations due to variation in quarterly sales commission and management bonus accrual can impact the operating expenses accrued in any quarter. During fiscal year 1996, selling, general and administrative expenses were accrued at a higher than average rate due to the payment of multi-year management bonus compensation for meeting performance targets. Several multi-year targets for revenue growth were met in 1996, triggering the additional provision that year. The Company anticipates that such bonuses in the future will be replaced by option grants under the Stock Option Plan and smaller, short-term bonuses earned and paid on an annual basis. Quarterly research and development costs are determined on an annual basis and depend on the development effort required for the products proposed by the marketing department or customers. Some research and development projects are funded by customers. During any given period, some effort and corresponding expenses can be diverted to customer funded research projects. The Company has experienced, and expects to continue to experience, fluctuations in sales and operating results from quarter to quarter. As a result, the Company believes that period-to-period comparisons of its operating results are not necessarily meaningful, and that such comparisons cannot be relied upon as indicators of future performance. See "Risk Factors-- Fluctuations in Operating Results."

LIQUIDITY AND CAPITAL RESOURCES

  Cash provided from operations was approximately $3.1 million for the year ended March 31, 1998 and $2.7 million for the year ended March 31, 1997.

  The Company has financed recent working capital needs and capital requirements primarily with internally generated funds and a $6.0 million line of credit from NSG Holding. The line of credit allows the Company to borrow at LIBOR plus 0.25% with a maturity date of March 31, 1999. See "Relationship Between the Company and NSG--Agreement for Line of Credit." The outstanding balance on the line of credit was $3.7 million as of March 31, 1998 and $3.4 million as of March 31, 1997. Since March 31, 1998, the Company has drawn an additional $500,000 under the line of credit. The Company intends to pay down the full balance on the line of credit with the net proceeds from the sale of the Class A Common Stock offered hereby. See "Use of Proceeds."

  Capital expenditures were $2.4 million for each of the years ended March 31, 1998 and 1997, respectively. Machinery and equipment additions were $1.3 million and $2.9 million for the years ended March 31, 1998 and 1997, respectively. Building and improvements accounted for nearly all of the remaining capital expenditures. The Company plans an addition of approximately 24,000 square feet of office and manufacturing space during fiscal year 1999 at an estimated cost of $2.0 million, however, the Company has not yet entered into any contracts for construction of this planned addition. Furthermore, the Company has entered into an Agreement For Sale to acquire an adjacent parcel of land for $355,000. This land will be available for additional expansion when and if necessary. The Company currently expects to increase research and development expenses, but only commensurate with corresponding increases in revenue.

  Working capital (deficit) was ($7.9) million as of March 31, 1998 and $1.4 million at the end of fiscal year 1997. The primary reason for the working capital deficit as of March 31, 1998 was the $10.0 million cash dividend declared in December 1997. The dividend is evidenced by the Dividend Notes, payable upon consummation of the offering.

  The Company believes that the net proceeds from the offering, together with internally generated funds and the line of credit facility, will provide it with sufficient funds for at least the next 12 months.

RECENT ACCOUNTING PRONOUCEMENTS

  In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130") and Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 130 establishes standards for the reporting and display of comprehensive income in the financial statements. Comprehensive income is the total of net income and all other non-owner changes in equity. SFAS 131 requires that companies disclose segment data based on how management makes decisions about allocating resources to segments and measuring segment performance. SFAS 130 and 131 are effective for the Company's 1999 fiscal year. Adoption of these standards is expected to result in additional disclosures, but is not expected to have a material adverse effect on the Company's business, financial condition or operating results.

                                   BUSINESS

OVERVIEW

  The Company designs, manufactures and markets semiconductor optical detectors and receivers for fiber optics communications. By virtue of its specialization in optical detector and receiver products, the Company is able to serve many different markets in the fiber optics communications industry. The Company's products are integral to the development and implementation of fiber optics systems for applications such as high capacity, long-haul terrestrial and undersea transmission; digital local loop and access networks; multi-channel CATV distribution; high-speed computer networking; and test and measurement equipment.

  The Company believes that its expertise in InGaAs semiconductor material and optical detector device engineering, precision opto-mechanical assembly processes and high-performance digital and analog receiver circuits enables the Company to provide a broad range of high-performance optical detector products that can be quickly and cost-effectively adapted to a variety of customer needs and technologies. Further, because of its focus on detectors, EPITAXX is able to respond quickly to evolving technologies and increasingly complex applications.

  The global communications industry has undergone significant transformation and growth since the mid-1980s as a result of increased demand for communications services and applications, as well as advances in technology and changes in public policy. Communications service providers continue to increase the capacity of their networks and build new networks to meet the demand for high-bandwidth applications, which in turn has significantly increased the use of fiber optics equipment.

  The Company is an independent supplier and counts among its customers many of the leading fiber optics communications equipment manufacturers, including such companies as CIENA Corporation, Finisar Corporation, Harmonic Lightwaves, Inc., Hewlett-Packard Company, Inc., JDS FITEL, Inc., Lucent Technologies, Inc., Philips Broadband Networks, Inc., Philips N.V., Pirelli SpA and Siemens AG.

INDUSTRY BACKGROUND

  Demand for new data services and global communications connectivity is growing at an unprecedented rate. Facsimile, electronic mail and, more recently, the increasing demand for access to the World Wide Web have combined to create a rapidly growing demand for digital data bandwidth. This increasing volume of data, which by nature is long distance, of longer duration and higher density, has placed a heightened burden on networks originally designed only for voice transmission. Industry sources estimate that the transmission of digital signals will increase the growth in telecommunications network bandwidth by 35% per year from 1996 through 2006.

  Concurrently, the worldwide deregulation of the telecommunications industry has created significant competition for the provision of voice, video and data services. In telephony, new inter-exchange carriers are implementing their own networks in order to avoid dependence on their established competitors in the long distance transmission market. To meet this competition at the local level, competitive access providers are building new infrastructure for both voice and data traffic. In addition, CATV system operators have been modernizing their networks over the past few years in response to emerging competition from telecommunications and direct broadcast satellite operators. Even the traditionally protected market of undersea transoceanic communications is now open to competition as many current systems reach capacity.

  For high-bandwidth applications, fiber optics systems, as opposed to other media or technologies, presently provide the greatest transmission capacity with a high degree of efficiency. Fiber optics systems, limited only by the speed of electronic switching, are capable of carrying more bandwidth than competing media due to their ability to carry multiple channels, or wavelengths, on the same fiber. Fiber optics systems have demonstrated their value in the long-haul part of the network where high-volume traffic makes them a lower cost choice. As traffic increases, this cost per bit advantage is also realized at the network's access level. Moreover, optical fiber allows longer transmission distances without the need for regenerators, provides increased reliability and is immune to the electromagnetic interference which affects conventional copper wire lines.

  A typical fiber optics communications link consists of: light sources, either lasers or light-emitting diodes, which convert electronic signals into light pulses or modulated beams; the fiber itself, which is the transmission medium; different passive components to route, insert, or split signals, depending on the topology of the network; and optical detectors and receivers which relay or reconvert the optical signal into electronic format for delivery to a common electronic device such as a telephone, TV or computer. The optical receiver provides essential performance characteristics to the optical link. For example, the sensitivity of an optical receiver (i.e., its ability to detect signals that have been attenuated during transmission) ultimately sets the maximum length of the optical link at a given data rate.

  The transformation from electronic to optical transmission infrastructures has been made possible in large part by technical breakthroughs in the optical components that constitute the system fabric. New optical components are enabling new communications architectures with increased bandwidth and improved network performance, as well as reduced system implementation and operation costs. For instance, dense wavelength division multiplexing ("DWDM") is now creating a major shift in network infrastructure design, which, in turn, intensifies the need for new components. Increasingly, network architectures are becoming more complex and suppliers of components are required to sharpen their specific skills in order to respond to technological challenges and provide increasingly higher performance and customization to the specific needs of equipment designers and manufacturers. Additionally, due to rapid implementation of new transmission technologies, shorter product development cycles are required.

  Historically, the fiber optics equipment industry consisted of vertically integrated companies that provided entire systems, complete with the internal capabilities to produce components for use in their own systems. These companies have been challenged by new system designers focusing on specific markets within the industry. The increasingly competitive landscape has caused the vertically integrated companies to seek specialized expertise from independent, non-competing suppliers, allowing the vertically integrated companies to focus their resources on their core business at the system level. At the same time, the new system providers who compete with the vertically integrated companies lack photonics components technology. As a result, these new system providers also value independent suppliers of such critical components.

THE EPITAXX SOLUTION

  EPITAXX provides leading telecommunications equipment manufacturers with a variety of efficient, high-performance optical detectors and receivers for fiber optics systems. The Company distinguishes itself by focusing on optical detector and receiver products and believes that this focus gives it both a technical and a service advantage over companies that make both laser sources and detectors. The Company's focus on optical detectors and receivers permits more rapid and accurate responses to the needs of customers developing new applications. EPITAXX's manufacturing, assembling and testing processes are designed to satisfy its customers' needs for key engineering and manufacturing flexibility since they often require customization, small batches and short lead time. The Company seeks to establish itself as the preferred provider of optical detector products to the new system providers. Additionally, the Company's status as an independent supplier creates opportunities to replace the internal production, or to become an alternate production source, of certain components at vertically integrated companies wishing to focus on their core competencies. As a result of the Company's concentration on detector products and its technological strengths in optical packaging and electronic interfaces, it is able to offer a very diverse product portfolio of high-performance products such as: digital optical detectors for short distance, medium data rate communications in the local loop and access markets; receivers for transmission at higher data rates from 50 megabits per second ("Mbps") to 2.5 gigabits per second ("Gbps"); analog detectors and receivers for CATV applications; high reliability detectors for undersea communications systems; and detector assemblies for instrumentation and fiber optics test equipment.

THE EPITAXX STRATEGY

  The Company's goal is to become the dominant provider of high-performance optical detectors. The key elements of the EPITAXX strategy are:

  Target New Applications in Rapidly Growing Markets. The Company leverages its expertise in optical detector products and its technical strengths in exotic semiconductors, electronic interfaces and optics to develop products with the highest added value in the markets with high growth potential. For example, long-haul transmission currently constitutes the fastest growing segment of the fiber optics component market, including development of DWDM equipment. EPITAXX has pursued this opportunity since its emergence and as a result, for the year ended March 31, 1998, the long-haul transmission market utilizing DWDM represented more than 20.0% of the Company's revenue compared to approximately 5.0% for the same period a year ago.

  Extend Technology Leadership. EPITAXX seeks to build upon its strength in technology innovation to ensure that its products remain in the forefront of the fiber optics market. The Company's overall objective is to fulfill its customers' expectations with more complete solutions through continued investment in research and development. The rapid advancement of fiber optics systems is creating the need for many new, more sophisticated optoelectronics products. EPITAXX is developing advanced components for future customer applications such as new detector products with increased functionality for both multi-channel monitoring and signal conversion for DWDM, ultrafast detectors and receivers for 10 Gbps systems and novel packaging platforms for distributing fiber closer to the home. See "Risk Factors--Evolving Markets and Rapid Technological Change; New Products."

  Intensify Customer Collaborations. EPITAXX works closely with its key customers in order to jointly engineer future generations of complex photonic devices. As a result, the Company's products are tailored for, and often designed into, its customers' products. The migration toward all-optical networks requires collaboration with customers at very early stages of development. By maintaining and further developing this collaborative approach to the product development cycle, the Company seeks to continue to be designed into products going into future optical architectures.

  Broaden Customer Base. The Company intends to continue to broaden its customer base by leveraging its expertise in detectors and receivers, developing new fiber optics products and expanding its market reach. EPITAXX seeks to build upon its current position as an industry specialist in order to attract the emerging equipment suppliers in a rapidly growing industry. As a result of its experience in the development of optical detectors and receivers, the Company can provide new system suppliers with more rapid access to the market. The Company also believes that an opportunity exists for it to sell its products to additional vertically integrated equipment suppliers as competitive pressures force these suppliers to focus increasingly on system, rather than component, development.

  Continue Commitment to Improve Response Times and Customer Service. EPITAXX has differentiated itself from its competitors through the quality of its products and its rapid response time. The Company intends to continue to reduce its engineering and customization cycles through the development of flexible product and process platforms. This development will allow the Company to respond quickly to different market requirements with reliable products while optimizing engineering and manufacturing resources. Moreover, the Company will continue the streamlining of its operation in order to reduce manufacturing cycle times and product costs. Continued attention to the improvement of the operating process is necessary to advance the Company's competitive position.

TECHNOLOGY

  Fiber optics links contain three basic elements: the transmitter that converts electrical signal input to optical output; the fiber optic link that carries the signal; and the receiver, which includes an optical detector, that converts the optical signal into electrical output. EPITAXX focuses on the receiver element.

                   [GRAPH OF FIBER OPTIC LINK APPEARS HERE]

  Current telecommunications and CATV transmissions use fiber which carries signals in the 1.3 micron to 1.5 micron wavelength region. Optical detectors for signals at such wavelengths are generally made of Indium Gallium Arsenide ("InGaAs"). InGaAs is a compound semiconductor crystal fabricated by growing successive thin layers of different materials on an Indium Phosphide substrate through a deposition process known as epitaxy. The resulting material is a semiconductor material sensitive to light in the 0.8 micron to 1.7 micron wavelength range. From this material, manufactured in wafer form, the fabricated semiconductor detector chip is at the core of all optical detector and receiver products. This chip generates an outgoing electron upon receiving an incoming photon.

  EPITAXX applies its semiconductor materials expertise to design the proper InGaAs structure which enables the chip to meet required performance characteristics. Such designs involve precise specifications of materials composition, doping levels and device geometry to meet a combination of performance requirements such as signaling speed, noise level, linearity and sensitivity. The Company recently introduced its InGaAs avalanche photodetectors ("APDs") which generate multiple electrons for each incoming photon. Conventional InGaAs photodetectors convert light into electrical current without signal gain. However, APDs create gain during the conversion process and consequently amplify the incoming signal. This additional gain provides flexibility to system designers by allowing transmission over longer distances, or by saving optical and electrical amplification stages. InGaAs APDs are designed to use the same compound semiconductor materials as their conventional counterparts, albeit with a much higher level of complexity in device structure and fabrication.


                [DIAGRAM OF DETECTOR CHIP, DETECTOR MODULE AND
                        OPTICAL RECEIVER APPEARS HERE]

  In most cases, the InGaAs detector chip is attached to a package and encapsulated. The resulting structure provides an optical interface, such as a lens or a window, which allows incoming light to be guided to the detector. A detector module incorporates this assembly with a fiber pigtail or connector housing and is used by system designers at the board level. Since these high-speed InGaAs chips range from 10 to 100 microns in diameter for most high speed products and since these detectors have to collect light coming from a very narrow fiber aperture, the packaging process requires extreme precision. The Company conducts rigid assembly of the detectors, optical coupling lenses and optical fiber, all within tolerances measured in microns.

  Receivers incorporate a low-noise optical detector chip with high-performance front-end amplifier circuitry, for either digital or analog operation. Receivers provide pre-amplified voltage, rather than electrical current, to the output interface and drive electronic circuitry within video or networking equipment. The stringent performance requirements include operation at very high frequencies up to several gigahertz ("GHz") and low current (picoampere), both of which are contingent on integrating the detector and the electronic circuitry in a small package. Receivers for high-speed digital operation are optimized for low noise and bandwidth. By comparison, receivers for analog CATV are optimized for low distortion.

  In addition to the basic signal reception function, optical detectors and receivers are used in many other portions of the network. Detectors at various levels of integration (chip, module) are used throughout the optical network. For example, laser transmitters incorporate a detector to monitor and stabilize the laser power. Optical amplifiers include several detector modules to monitor the input and output signals of the amplifier and to regulate the pump power of the amplifier. Receivers are ubiquitous in the network. For instance, receivers are found not only at the end of the transmission line, but also where signals are dropped or added as well as in switching offices. Increasingly complex network architectures such as DWDM involve management of multiple wavelengths. Each wavelength requires a distinct receiver at the end of the transmission path, therefore the use of DWDM multiplies the number of receivers used in portions of the network. Furthermore, detectors and receivers serve new roles in support of the higher precision required to effect multiple wavelength signaling. Examples of such use include monitors to adjust wavelength power and signal converters, both used to ensure the signal integrity for each of the multiple wavelength transmissions.

         [GRAPH OF HYBRID FIBER COAX CATV ARCHITECTURE APPEARS HERE]

       [GRAPH OF TYPICAL 16 WAVELENGTH DWDM ARCHITECTURE APPEARS HERE]

  The increasing use of InGaAs detectors and receivers at all levels of the network has led to increasing levels of customization; the operational and packaging requirements diverge depending on the function performed by that specific component. A significant number of the Company's customers purchase products specially adapted to certain levels of performance or to specific operating environments. This customization requires technological expertise in material or device engineering at the chip level or in submicron or opto-mechanical assemblies at the packaging level, as well as in preamplifier circuit design.

PRODUCTS

  The Company offers optical detectors and receivers designed to conform to worldwide digital transmission standards. The synchronous optical network ("SONET"), asynchronous transfer mode ("ATM"), fiber distributed data interface ("FDDI") and other telecommunications and data communications standards specify operations at data rates from 52 Mbps to 10 Gbps. The Company's optical detectors are available for manufacturer-specific laser modules, optical receivers and datalinks for computer networking. EPITAXX's line of photodetector modules are directed to applications such as low bit-rate telecommunications for access networks. Optical receivers at 155 and 622 Mbps, which incorporate an optical detector along with a matched preamplifier set to the proper data transmission rate, are used mostly in access networks. Higher capacity transmission and DWDM networks operate at 2.5 Gbps and increasingly at 10 Gbps. The Company offers a line of 2.5 Gbps digital receivers for short-haul transmission and DWDM. The Company recently introduced an APD-based receiver operating at 2.5 Gbps for long-haul applications. The Company also offers high-performance pigtailed detectors for the monitoring of optical amplifiers in long-distance terrestrial and undersea communications.

  In CATV applications, the method of transmission is analog as opposed to digital. Optical links are used for the transmission of high-bandwidth video signals from headends to hubs or nodes. At the node, current systems use coaxial cable for the final connection to the home. Fiber optics systems for CATV carry multiple television channels at bandwidth from 200 megahertz ("MHz") to 900 MHz depending on downstream or upstream operation. The CATV industry is branching out of the traditional video delivery market with new services such as Internet access through cable modems. The Company offers detector modules as well as complete receivers for analog applications. These products incorporate detector chips specially designed to provide increased linearity and electronic circuitry adapted to CATV specifications.

  EPITAXX also offers a line of InGaAs detectors utilized for instrumentation purposes. Products in this line include a series of detectors with varying diameters for use in optical power meters or fault detectors. Also included are arrays of detectors and special assemblies for spectroscopy and wavelength measurement, environmental detection and military uses.

  The following table lists certain of the Company's standard products for each major application.

              PRODUCT                             APPLICATIONS
------------------------------------------------------------------------------
  Detector chip in window or lens
   capsule                         Receiver for FDDI, ATM and other data links
------------------------------------------------------------------------------
  Detector module in pigtailed or  Receiver for short-haul, low bit-rate data
   connector receptacle            transmission
                                   Optical power monitor for optical amplifier
                                   Wavelength monitor for DWDM
------------------------------------------------------------------------------
  Linear detector modules          Receiver for analog CATV transmission
------------------------------------------------------------------------------
  52 Mbps receiver                 Receiver for SONET OC1
------------------------------------------------------------------------------
  155 Mbps receiver                Receiver for SONET OC3 and ATM
------------------------------------------------------------------------------
  622 Mbps receiver                Receiver for SONET OC12 and ATM
------------------------------------------------------------------------------
  2.5 Gbps receiver                Receiver for SONET OC48 and DWDM wavelength
                                   converters
------------------------------------------------------------------------------
  Avalanche photodetector (APD)    Long-haul receiver for SONET OC48 and DWDM
------------------------------------------------------------------------------
  900 MHz linear receiver          Receiver for analog CATV transmission
------------------------------------------------------------------------------
  Large size detectors (1 to 5mm)  Detectors for optical power test and measurement
------------------------------------------------------------------------------
  Detector arrays and multi-ele-   Detectors for environmental sensing,
   ment detectors                  defense and industrial test and measurement


RESEARCH AND PRODUCT DEVELOPMENT

  EPITAXX's ability to design, develop and introduce new product offerings on a timely basis to take advantage of market opportunities has been a major driver in the Company's growth. The Company provides a broad line of products, supplying varying levels of functionality as well as a variety of packaging options, based on the Company's core optical detector technology. Many of these products are jointly developed with customers early in the design phase. The Company continues to work on delivering products that operate at higher transmission frequencies and that address customer-specific operational requirements. Current research programs include: 2.5 Gbps and 10 Gbps APD receivers, 10 Gbps optical detectors and receivers and new optical platforms using surface mount technology for future products.

  The Company maintains collaborative research efforts with outside organizations in the areas of materials growth, device engineering and optical transmission. One such collaborative effort is with NSG Research Laboratory in Tsukuba Science City, Japan, where NSG maintains active efforts in InGaAs material growth and processing and in advanced optical products based on its extensive knowledge of glass. This relationship is managed under a formal agreement between EPITAXX and NSG. See "Relationship Between the Company and NSG." The Company is also a member of POEM at Princeton University, a multi-disciplinary laboratory focusing on photonics and optoelectronic materials.

  As of May 1, 1998, the Company had 27 full-time employees engaged in research and development. There can be no assurance that the Company will continue to be successful in attracting and retaining key personnel with the skills and expertise necessary to develop new products in the future. Expenditures for research and development for fiscal years 1996, 1997 and 1998 were $2.1 million, $2.5 million and $3.0 million, respectively. The Company currently expects to increase research and development spending as its revenues increase in order to sustain continuing future product introductions.

  The markets for the Company's products are characterized by rapid technological change, evolving industry needs and product obsolescence. The Company's success is highly dependent upon the timely completion and introduction of new products at competitive prices and performance levels. No assurance can be given that the Company will successfully introduce new products. See "Risk Factors--Evolving Markets and Rapid Technological Change; New Products" and "--Development of Competing Technologies."

MARKETING AND SALES

  Due to the complex nature of the Company's products and the variety of applications in which such products are deployed, EPITAXX works closely with customers to meet their current demands and to build future sales opportunities by understanding technical and market demands influencing their customers. Sales efforts are supported by the commitment of management and the technical staff to maintain and strengthen customer relationships by offering responsive, reliable service. As of May 1, 1998, the Company had 17 full-time employees engaged in sales and marketing.

  The Company markets its products through a direct sales force based in the United States, and indirectly through a worldwide network of independent manufacturer representatives in many countries worldwide. For the year ended March 31, 1998, 44% of revenue was generated outside North America.

  EPITAXX's marketing efforts are focused on positioning and promoting the Company's products for application in targeted end-markets. The Company's primary marketing activities include trade show participation and promotion of the Company's products in trade publications.

CUSTOMERS

  The Company's products are used by customers in industries such as telecommunications, computer networking and CATV. While the Company did not have any customers whose sales represented more than 10% of the Company's revenue in the year ended March 31, 1998, one customer, CIENA Corporation, accounted for nearly 10% of revenue for the year. The Company has historically had customers that accounted for more than 10% of revenue, including Siemens AG, in fiscal year 1996 and NSG in fiscal year 1997. Additionally, in the future, the Company anticipates having customers, including CIENA Corporation, who will account for more than 10% of the Company's revenue in a single year. For the year ended March 31, 1998, the Company's largest non-affiliated customers include:

    CIENA Corporation                     Lucent Technologies, Inc.
    Finisar Corporation                   Philips Broadband Networks, Inc.
                                          Philips, N.V.
    Harmonic Lightwaves, Inc.
    Hewlett-Packard Company, Inc.         Pirelli SpA
    JDS FITEL, Inc.                       Siemens AG

COMPETITION

  The Company operates in a highly competitive market. Although the Company believes that it is the only company specializing solely in optical detectors and receivers that address multiple markets, it has numerous competitors worldwide that produce optical detector products in addition to other products. The Company's ability to continue to develop and introduce new products or enhancements of existing products may require significant additional research and development expenditures. Many of the Company's current and potential competitors have larger research and development departments, larger sales organizations and substantially greater financial resources than does the Company. These competitors include Fujitsu Ltd., Lucent Technologies, Inc., Mitsubishi Electric Corp. and Siemens AG. Other companies compete with only a portion of EPITAXX's product line. Companies in this category include Hamamatsu Photonics KK, Mitel Corporation and Ortel Corporation. There can be no assurance that competitors will not develop products that are superior to the Company's products or that achieve greater market acceptance. In addition, the introduction by competitors of new products or the reduction in price of competitive products could have a material adverse effect on the Company's business, financial condition and operating results. The Company believes that the principal competitive factors in its markets are product performance, industry expertise, technical expertise, flexibility, responsiveness to customer needs, quality of service and perceived value. See "Risk Factors--Competition."

MANUFACTURING AND FACILITIES

  The Company owns a 45,000 square foot manufacturing facility on six acres in West Trenton, New Jersey. Wafer processing, device packaging, hybrid microelectronics packaging and final assembly and testing are performed in this facility. Given EPITAXX's strategy to concentrate its resources on serving markets that value its engineering expertise and ability to quickly respond to customer demands, the Company's manufacturing operations are designed for flexibility and short-run batches. The Company plans an addition of approximately 24,000 square feet of office and manufacturing space during fiscal year 1999 at an estimated cost of $2.0 million, however, the Company has not yet entered into any contracts for construction of the planned addition. Furthermore, on April 6, 1998, the Company entered into an Agreement For Sale to purchase an additional three acres of land adjacent to the current facility which will be available for additional expansion when and if necessary. See "Risk Factors--Manufacturing Risks" and "--Dependence on Availability of Materials and Key Suppliers."

  A number of the processes and techniques used in manufacturing the Company's products are internally designed or customized. The Company relies exclusively on its own production capabilities for critical optical detector assemblies used in its products. These semiconductor devices are manufactured under cleanroom conditions ranging from class 100 to class 10,000 using two-inch wafer fabrication technology. The Company's existing facility has approximately 9,000 square feet of cleanroom space. The Company has begun construction of approximately 1,000 square feet of additional cleanroom space. This space will be used to increase the Company's device packaging capacity. EPITAXX assembles all of its products using techniques including die-attachment, wirebonding, packaging and coupling of optical fibers. The Company inspects and tests products throughout the manufacturing cycle using commercially available test systems as well as EPITAXX-designed, proprietary test systems and procedures.

  The Company's design and manufacturing processes were certified as ISO 9001 compliant in December 1996 and EPITAXX has maintained compliance with this standard since that time.

PROPRIETARY RIGHTS

  The fiber optics communications industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. From time to time, third parties may assert exclusive patent, copyright, trademark and other intellectual property rights to technologies that are important to the Company. The Company relies on a combination of trade secrets, contractual restrictions, copyrights and trademark laws to establish and protect proprietary rights in its products and technologies. However, since patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed by competitors of the Company which could relate to the Company's products.

  Although the Company has been issued one United States patent to date, much of the Company's proprietary information and technology is not patented and may not be patentable. The Company believes that the success of its business depends primarily on its proprietary technology, information and processes and know-how, rather than patents. There can be no assurance that the Company will be able to protect its technology or that competitors will not be able to develop similar technology independently. The Company has entered into confidentiality and invention assignment agreements with all of its employees, and enters into non-disclosure agreements with its suppliers, distributors and appropriate customers so as to limit access to and disclosure of its proprietary information. There can be no assurance that these statutory and contractual arrangements will deter misappropriation of the Company's technologies or discourage independent third-party development of similar technologies.

  While the Company's ability to maintain its leadership position in the optical detector market may be affected by its ability to protect its proprietary information and technology, the Company believes that, because of the rapid pace of technological change in the fiber optics communications markets, its technical expertise and ability to introduce new products on a timely basis will be more important in maintaining its competitive position than protection of its intellectual property. Although the Company continues to implement protective measures and intends to vigorously defend its intellectual property rights, there can be no assurance that these measures will be successful.

  The Company may receive communications from third parties in the future asserting that the Company's products infringe on the proprietary rights of such third parties. In the event of litigation to determine the validity of any third-party claims, such litigation, whether or not determined in favor of the Company, could result in significant expense to the Company and divert the efforts of the Company's technical and management personnel. In the event of an adverse ruling in such litigation, the Company might be required to discontinue the use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses from third parties. There can be no assurance that licenses from third parties would be available on acceptable terms, if at all. A successful claim against the Company and the failure of the Company to develop or license a substitute technology could have a material adverse effect on the Company's business, financial condition and operating results. In addition, the laws of certain countries in which the Company's products are or may be developed, manufactured or sold may not protect the Company's products or intellectual property rights to the same extent as do the laws of the United States and thus make the possibility of misappropriation of the Company's technology and products more likely.

EMPLOYEES

  As of May 1, 1998, the Company employed 210 persons, including 136 in manufacturing, 27 in research and development, 17 in sales and marketing, 13 in quality control and 17 in a general and administrative capacity. None of the Company's employees is represented by a labor union. The Company has not experienced any work stoppages and considers its relations with its employees to be good.

LEGAL PROCEEDINGS

  The Company is not a party to any material legal proceedings.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company are as follows:

          NAME           AGE                             POSITION
------------------------ --- ----------------------------------------------------------------
Noboru Hiraguri.........  59 Chief Executive Officer and Vice Chairman of the Board
Yves Dzialowski.........  45 President, Chief Operating Officer and Director
James D. Coleman........  47 Vice President, Chief Financial Officer, Treasurer and Secretary
George K. Roshon........  55 Vice President of Manufacturing
Chen-Show Wang..........  61 Vice President of Advanced Research
Kenji Fujiwara (1)......  59 Chairman of the Board
Arnold S. Hoff-
 man(1)(2)..............  62 Director
Richard J.
 Pinola(1)(2)...........  52 Director
Masahiko Tarumizu.......  63 Director
Naotaka Todoroki........  49 Director

--------
(1) Member of Audit Committee.
(2) Member of Compensation Committee.

  Noboru Hiraguri has served as the Company's Chief Executive Officer since October 1994, and Vice Chairman of the Board since December 1996. From October 1994 to December 1996, Mr. Hiraguri, in addition to serving as the Company's Chief Executive Officer, also served as President and a Director of the Company. From May 1991 to October 1994, Mr. Hiraguri was Chairman of the Board. From 1973 to October 1994, Mr. Hiraguri held a variety of management positions with NSG, most recently as General Manager of its Fiber Optics Division. Mr. Hiraguri received a B.S. in Industrial Chemistry from Kyoto University.

  Yves Dzialowski has served as the Company's President and Chief Operating Officer since December 1996, and as a Director since August 1990. From 1985 to December 1996, Dr. Dzialowski served as the Company's Vice President of Sales and Marketing and Executive Vice President supervising the Sales and Marketing and Research and Development Groups. Dr. Dzialowski received a Master's degree in Physics and a Doctorate in Optics from the University of Paris.

  James D. Coleman has served as the Company's Vice President and Chief Financial Officer since December 1996 and has also served as the Company's Treasurer and Secretary since April 1987. From 1986 to December 1996, Mr. Coleman held a variety of management positions with the Company, most recently as Vice President of Operations. Mr. Coleman received a B.S. in Management and an M.B.A. from LaSalle University.

  George K. Roshon has served as the Company's Vice President of Manufacturing since April 1995. From November 1992 to April 1995, Mr. Roshon served as the Company's Director of Manufacturing. Mr. Roshon received a B.S. in Electrical Engineering from Pennsylvania State University and an M.S.E.E. from Drexel University.

  Chen-Show Wang has served as the Company's Vice President of Advanced Research since December 1996. From June 1991 to December 1996, Dr. Wang held several executive and managerial positions with the Company in the technology area. Dr. Wang received an M.S. in Physics from the University of Iowa and a Ph.D. in Physics from the University of California at San Diego.

  Kenji Fujiwara has served as a Director of the Company since May 1991 and as Chairman of the Board since October 1994. From May 1991 to October 1994, Mr. Fujiwara served as the Company's President and Chief Executive Officer. Since October 1994, Mr. Fujiwara has served as a General Manager of NSG. Mr. Fujiwara received a B.S. in Industrial Chemistry and an M.S. in Engineering from Kyoto University.

  Arnold S. Hoffman has served as a Director of the Company since December 1997. Mr. Hoffman is currently a Senior Managing Director of Legg Mason Wood Walker, Incorporated, a financial services and brokerage firm, where he has been employed since January 1992. From August 1989 to January 1992, Mr. Hoffman was Chairman of the Middle Market Group, an investment bank affiliated with Shearson Lehman Brothers Inc. Mr. Hoffman is also currently a Director of Sunsources, L.P., Intelligent Electronics Incorporated and several privately-held companies. Mr. Hoffman received a B.A. in Journalism from Pennsylvania State University.

  Richard J. Pinola has served as a Director of the Company since December 1997. Mr. Pinola is currently the Chairman and Chief Executive Officer of Right Management Consultants, Inc. ("Right Management"), a publicly-held company specializing in career management and human resource consulting. Mr. Pinola became Chief Executive Officer of Right Management in July 1992 and Chairman in January 1994. Mr. Pinola is also currently a Director of K-Tron International, Inc. and several privately-held companies. Mr. Pinola received a B.A. in Accounting from King's College.

  Masahiko Tarumizu has served as a Director of the Company since June 1994. Mr. Tarumizu is currently a Senior Managing Director of NSG. Since 1988, Mr. Tarumizu has held a variety of management positions with NSG. Mr. Tarumizu received a B.S. in Chemistry from Tokyo University.

  Naotaka Todoroki has served as a Director of the Company since June 1996. Mr. Todoroki is currently a Deputy General Manager of Corporate Planning of NSG. Since 1987, Mr. Todoroki has held a variety of management positions with NSG. Mr. Todoroki is also currently a Director of several privately-held companies. Mr. Todoroki received a B.S. in Economics from Hitotsubashi University.

  The Board of Directors is divided into three classes, as nearly equal in number as possible, having terms expiring at the annual meeting of the Company's stockholders in 1998 (comprised of Messrs. Hoffman and Tarumizu), 1999 (comprised of Messrs. Fujiwara, Hiraguri and Pinola) and 2000 (comprised of Messrs. Dzialowski and Todoroki). At each annual meeting of stockholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms and until their successors are elected and qualified.

DIRECTOR COMPENSATION

  Each director who is not an employee of the Company, NSG or an affiliate of NSG ("Non-Employee Director") will receive fees of $4,000 per year plus $1,200 for each meeting of the Board of Directors attended. In addition, each Non-Employee Director who is a member of any committee of the Board of Directors will receive $600 for each committee meeting attended plus another $600 per meeting of any committee on which such Non-Employee Director serves as the Chairperson. Further, each Non-Employee Director, upon his or her election to the Board of Directors, will receive an option to purchase an aggregate of 7,500 shares of Class A Common Stock. Each Non-Employee Director will also receive an option to purchase an aggregate of 1,500 shares of Class A Common Stock on the date of each annual stockholders' meeting. All of the options described above will be granted under the Stock Option Plan at the fair market value of the Class A Common Stock on the date of grant and will vest in three equal annual installments commencing on the date of such grant, with the exception of Messrs. Hoffman and Pinola, whose vesting schedules will begin upon the consummation of the offering. See "--Benefit Plans--Amended and Restated 1996 Employee, Director and Consultant Stock Option Plan."

COMMITTEES OF THE BOARD

  The Board of Directors has established an Audit Committee and a Compensation Committee. The Audit Committee oversees the engagement of the Company's independent accountants, reviews the annual financial statements and the scope of annual audits and considers matters relating to accounting policy and internal controls. The members of the Audit Committee are Messrs. Hoffman (Chairman), Fujiwara and Pinola. The Compensation Committee reviews, approves and makes recommendations to the Board of Directors concerning the Company's compensation policies, practices and procedures, as well as reviews and determines the salaries and bonuses of the Company's executive officers. The Compensation Committee also administers the Stock Option Plan. The members of the Compensation Committee are Messrs. Pinola (Chairman) and Hoffman.

EXECUTIVE COMPENSATION

  The following table sets forth all compensation awarded to or earned by the following individuals for services rendered to the Company in all capacities for the years ended March 31, 1997 and 1998: (i) the Chief Executive Officer of the Company and (ii) the four additional executive officers of the Company whose salary and bonus for such fiscal years exceeded $100,000 (collectively, the "Named Executive Officers").

                          SUMMARY COMPENSATION TABLE

                                                        LONG-TERM COMPENSATION
                                                    ------------------------------
                               ANNUAL COMPENSATION
                              ---------------------
                                                                       SECURITIES
                                                        RESTRICTED     UNDERLYING      ALL OTHER
   NAME AND POSITIONS    YEAR SALARY($) BONUS($)(3) STOCK AWARD ($)(1) OPTIONS (#) COMPENSATION($)(2)
------------------------ ---- --------- ----------- ------------------ ----------- ------------------
Noboru Hiraguri......... 1997  161,133     66,915         17,262         27,600             717
 Chief Executive Officer 1998  180,000    102,060            --             --            9,244
  and Vice Chairman
Yves Dzialowski......... 1997  154,133     59,620         17,262         22,800          11,180
 President and Chief     1998  165,000    100,589            --             --           12,636
  Operating Officer
James D. Coleman........ 1997  128,600     44,762         17,262         18,000          11,799
 Vice President, Chief   1998  135,000     86,918            --             --           14,941
  Financial Officer,
  Treasurer and
  Secretary
George K. Roshon........ 1997  109,850     39,900            --          18,000           8,799
 Vice President of       1998  117,000     71,362            --             --           14,008
  Manufacturing
Chen-Show Wang.......... 1997  116,641     39,108            --          13,200           7,390
 Vice President of       1998  110,000     64,910            --             --           12,289
  Advanced Research

--------

(1) As of March 31, 1997, Messrs. Hiraguri, Dzialowski and Coleman (collectively, the "Restricted Stockholders") held 8,400 shares of Class A Common Stock, having a market value of $2.08 per share, based upon the fair market value of the Class A Common Stock on the date of grant as determined by the Board of Directors. Pursuant to the terms of Restricted Stock Agreements, dated January 21, 1997, between the Company and each of the Restricted Stockholders (the "Restricted Stock Agreements"), all of the shares are subject to repurchase by the Company at $2.08 per share in the event such Restricted Stockholder ceases to be an employee of the Company prior to the date which is six months after the completion of the offering. There were no awards of restricted stock in the year ended March 31, 1998.

(2) The amounts in this column represent matching contributions made by the Company to the Named Executive Officer under the Company's 401(k) Profit-Sharing Plan and for long-term disability and life insurance.

(3) Bonuses represent achievement of annual income targets as well as achievement of multi-year income targets.

                     OPTION GRANTS DURING LAST FISCAL YEAR

  No options to purchase any class of the Company's capital stock were granted to the Named Executive Officers during the fiscal year ended March 31, 1998. However, on January 21, 1997, the Company granted Messrs. Hiraguri, Dzialowski, Coleman, Roshon and Wang options to purchase a total of 27,600, 22,800, 18,000, 18,000 and 13,200 shares of Class A Common Stock, respectively, under the Stock Option Plan. Such options were granted at an exercise price of $3.33 per share and will vest on April 1, 2000.

                         FISCAL YEAR-END OPTION VALUES

  The following table sets forth, for each of the Named Executive Officers, the fiscal year-end value of all options held as of March 31, 1998 (none of which were exercisable):

                               NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                                    UNDERLYING               IN-THE-MONEY
                                UNEXERCISED OPTIONS     OPTIONS AT FISCAL YEAR-
                              AT FISCAL YEAR-END (#):         END($)(1):
            NAME             EXERCISABLE/UNEXERCISABLE EXERCISABLE/UNEXERCISABLE
---------------------------- ------------------------- -------------------------
Noboru Hiraguri.............        -- / 27,600              -- / 184,092
Yves Dzialowski.............        -- / 22,800              -- / 152,076
James D. Coleman............        -- / 18,000              -- / 120,060
George K. Roshon............        -- / 18,000              -- / 120,060
Chen-Show Wang..............        -- / 13,200              -- /  88,044

--------

(1) There was no public trading market for the Class A Common Stock as of March 31, 1998. Accordingly, these values have been calculated on the basis of an assumed initial public offering price of $10.00 per share, less the applicable exercise price of $3.33 per share.

EMPLOYMENT CONTRACTS

  The Company has entered into Executive Employment Agreements (the "Employment Agreements") with each of the Named Executive Officers. The Employment Agreements are for terms ending March 31, 2000 for each of the Named Executive Officers, with the exception of Mr. Roshon whose Employment Agreement expires on April 1, 2001. Each of the Employment Agreements will automatically renew for three-year periods unless the Company provides the Named Executive Officer with a written notice of nonrenewal at least 180 days prior to the expiration of the then-current term of the relevant Employment Agreement. Such agreements provide for annual base salaries of not less than $180,000, $165,000, $135,000, $105,000 and $110,000 for Messrs. Hiraguri,
Dzialowski, Coleman, Roshon and Wang, respectively. Such salaries are reviewed annually by the Board of Directors. In November 1996, Mr. Roshon's base salary was increased to $117,000. The Employment Agreements also provide each of the Named Executive Officers with an opportunity for an annual bonus dependent upon the achievement of certain performance criteria. In addition, Messrs. Hiraguri, Dzialowski and Coleman each have a total of 8,400 shares of restricted stock under the Restricted Stock Agreements. In the event that any Restricted Stockholder ceases to be an employee of the Company prior to the date which is six months after the completion of this offering, the Company has the right to repurchase such restricted stock at $2.08 per share. Further, Messrs. Hiraguri, Dzialowski, Coleman, Roshon and Wang have options to purchase a total of 27,600, 22,800, 18,000, 18,000 and 13,200 shares of Class
A Common Stock, respectively, under the Stock Option Plan. Such options will become fully vested on April 1, 2000.

  Under the Employment Agreements, in the event a Named Executive Officer is terminated as a result of the Company undergoing a "Change of Control," or a Named Executive Officer terminates his employment because of a lessening of job responsibilities or because the Company's headquarters are moved more than 35 miles, such Named Executive Officer will be able to immediately exercise all of his shares of restricted stock and stock options, as applicable, shall receive a lump-sum payment equal to two times the sum of his highest annual salary and his highest annual bonus received within the last three years, shall continue for two years to receive benefits identical to those then currently received and shall have the opportunity to receive out-placement and career counseling services at a cost not to exceed 15% of his then-current annual salary. A "Change of Control" is defined as the acquisition of the beneficial ownership of a majority of the Company's voting securities or all or substantially all of the assets of the Company by an unaffiliated person or group of persons, or the merger, consolidation or combination of the Company with an unaffiliated corporation in which a change in the majority of the members of the Board of Directors occurs. If a Named Executive Officer is terminated without cause during the term of his Employment Agreement, he will be paid his full salary from the date of notice of termination until 12 months thereafter and he shall receive benefits identical to those then currently received for such 12-month period, provided that his continued participation under the relevant benefit plans is permissible. If a Named Executive Officer is terminated because of retirement, death, disability, or for cause, then he will be paid only such salary as is then due him. Should termination occur because of retirement, death or disability, the Company may elect to pay such Named Executive Officer or his estate a prorated award under the Company's annual incentive pay plan, and may elect to accelerate the vesting of his shares of restricted stock and stock options, as applicable. If a Named Executive Officer terminates his employment without good reason, as such term is defined in the Employment Agreements, the Company may elect to continue to make salary payments for a period of up to 12 months thereafter. During the term of the Employment Agreement and for one year following its termination, a Named Executive Officer shall not, either directly or indirectly, compete with the Company. In addition, a Named Executive Officer is prohibited from disclosing any material confidential information of the Company during the term of his employment or at any time thereafter. Mr. Hiraguri is entitled to a car allowance of $500 per month. Upon the successful completion of the offering, Messrs. Dzialowski and Coleman each will receive a similar car allowance.

BENEFIT PLANS

 Amended and Restated 1996 Employee, Director and Consultant Stock Option Plan

  The Stock Option Plan was initially approved by the Board of Directors and the stockholder in December 1996. The Board of Directors amended the Stock Option Plan in December 1997. A total of 574,800 shares of Class A Common Stock have been reserved for issuance under the Stock Option Plan upon the exercise of options.

  Options granted under the Stock Option Plan may be either (i) options intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or (ii) nonqualified stock options. Incentive stock options may be granted under the Stock Option Plan only to employees of the Company and its affiliates. Nonqualified stock options may be granted to consultants, directors, employees or officers of the Company and its affiliates. The Stock Option Plan provides that each Non-Employee Director will receive, upon his or her election to the Board of Directors, an option to purchase an aggregate of 7,500 shares of Class A Common Stock, and, on the date of each annual stockholders' meeting, an additional option to purchase an aggregate of 1,500 shares of Class A Common Stock. Each of the above-mentioned options will vest in three equal annual installments beginning on the date of grant and will have an exercise price equal to the fair market value of the Class A Common Stock on the date of grant. Messrs. Hoffman and Pinola have each received an option to purchase 7,500 shares of Class A Common Stock which will vest in three equal annual installments beginning upon the consummation of the offering and will have an exercise price equal to the initial public offering price of the Class A Common Stock.

  The Stock Option Plan is administered by the Compensation Committee of the Board of Directors. Subject to the provisions of the Stock Option Plan, the Compensation Committee has the authority to interpret the provisions of the Stock Option Plan, and to determine the persons to whom options will be granted, the number of shares to be covered by each option and the terms and conditions upon which an option may be granted. The aggregate fair market value (determined at the time of grant) of shares issuable pursuant to incentive stock options which become exercisable in any calendar year by any employee or officer may not exceed $100,000. Incentive stock options granted under the Stock Option Plan may not be granted at an exercise price less than fair market value of the Class A Common Stock on the date of grant (or 110% of the fair market value in the case of employees or officers holding 10% or more of the voting stock of the Company). Nonqualified stock options granted under the Stock Option Plan may not be granted at an exercise price less than the par value of a share of Class A Common Stock. Incentive stock options granted under the Stock Option Plan expire not more than 10 years from the date of grant, or not more than five years from the date of grant in the case of incentive stock options granted to an employee or officer holding 10% or more of the voting stock of the Company.

  An option granted under the Stock Option Plan is exercisable, during the optionholder's lifetime, only by the optionholder and is not transferable by him or her except by will or by the laws of descent and distribution. An incentive stock option granted under the Stock Option Plan may, at the Board of Directors' discretion, be exercised after the termination of the optionholder's employment with the Company (other than by reason of death, disability or termination for cause as defined in the Stock Option Plan) to the extent exercisable on the date of such termination, for up to 90 days following such termination, provided that such incentive stock option has not expired on the date of such exercise. In granting any nonqualified stock option, the Board of Directors may specify that such nonqualified stock option shall be subject to such termination or cancellation provisions as the Board of Directors may specify. In the event of the optionholder's death, both incentive stock options and nonqualified stock options may be exercised, to the extent exercisable on the date of death, by the optionholder's survivors at any time prior to the earlier of the option's specified expiration date or one year from the date of the optionholder's death.

  As of the date hereof, options to purchase an aggregate of 168,072 shares of Class A Common Stock were outstanding under the Stock Option Plan at a weighted average exercise price of $3.93 per share. Included in total outstanding options of 168,072 are options to purchase 15,000 shares of Class A Common Stock exercisable at the initial public offering price (assumed to be $10.00 per share), 5,000 of which become exercisable upon consummation of the offering. All other outstanding options to purchase shares of Class A Common Stock were granted at a price of $3.33 per share.

 401(k) Plan

  Employees of the Company who have completed at least six months of service and who are at least 18 years of age are eligible to participate in the Company's 401(k) Profit-Sharing Plan, as amended (the "401(k) Plan"). The 401(k) Plan is intended to qualify under Section 401(k) of the Code. Employees may elect to defer their eligible current compensation up to the statutorily and 401(k) Plan prescribed limits and have the amount of such deferral contributed to the 401(k) Plan. A Company match of employee contributions up to the 401(k) Plan prescribed limit may also be contributed to the 401(k) Plan and becomes an asset of the employee upon vesting. Contributions to the 401(k) Plan may be used to purchase units in various investment funds.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The members of the Compensation Committee are Messrs. Pinola (Chairman) and Hoffman. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as members of the Company's Board of Directors or Compensation Committee.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information with respect to beneficial ownership of the Company's Common Stock as of the date hereof, and adjusted to reflect the consummation of the offering by (i) each of the Named Executive Officers, (ii) each of the Company's directors, (iii) all executive officers and directors of the Company as a group and (iv) NSG, the only person known to beneficially own 5% or more of the outstanding shares of either Class A Common Stock or Class B Common Stock.

                               SHARES OF COMMON STOCK              SHARES OF COMMON STOCK
                                 BENEFICIALLY OWNED                  BENEFICIALLY OWNED
                              PRIOR TO THE OFFERING(1)             AFTER THE OFFERING(1)
                          --------------------------------- ---------------------------------------
                           NUMBER        % OF       VOTING   NUMBER           % OF        VOTING
          NAME            OF SHARES OUTSTANDING(2) POWER(2) OF SHARES    OUTSTANDING(2) POWER(2)(3)
------------------------  --------- -------------- -------- ---------    -------------- -----------
                                                CLASS A COMMON STOCK(4)(5)
                                                --------------------------
NAMED EXECUTIVE OFFI-
 CERS:
Noboru Hiraguri.........      8,400         *           *       8,400            *             *
Yves Dzialowski.........      8,400         *           *       8,400            *             *
James D. Coleman........      8,400         *           *       8,400            *             *
George K. Roshon........        --          *           *         --             *             *
Chen-Show Wang..........        --          *           *         --             *             *
DIRECTORS:
Kenji Fujiwara(5).......        --          *           *         --             *             *
Arnold S. Hoffman(6)....      2,500         *           *       2,500            *             *
Richard J. Pinola(6)....      2,500         *           *       2,500            *             *
Masahiko Tarumizu(5)....        --          *           *         --             *             *
Naotaka Todoroki(5).....        --          *           *         --             *             *
All directors and
 executive officers as a
 group (10
 persons)(7):...........     30,200         *           *      30,200(7)         *             *
                                                 CLASS B COMMON STOCK(4)
                                                 -----------------------
5% STOCKHOLDER:
Nippon Sheet Glass Co.,
 Ltd.(8)(9)(10).........  5,088,000     99.51%      99.84%  5,088,000        70.05%        87.53%
 NSG Tokyo Bldg., 1-7 2-
 chome,
 Kaigan, Minato-Ku Tokyo
 105,
 Japan

--------

 * Represents less than 1%.
(1) Except as indicated in footnotes to this table, the Company believes that the stockholders named in this table have sole voting and investment power with respect to all shares of Common Stock shown to be beneficially owned by them based on information provided to the Company by such stockholders.
(2) Represents percentage of all outstanding Common Stock.
(3) Holders of both classes of Common Stock vote as a single class on all matters submitted to a vote of stockholders, with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock entitled to three votes for each share of Class A Common Stock into which Class B Common Stock is convertible.
(4) The Class B Common Stock is convertible into Class A Common Stock on a share-for-share basis, subject to adjustment for stock dividends, stock splits, subdivisions or combinations. See "Description of Capital Stock-- Common Stock--Voting Rights."
(5) Excludes the shares of Class B Common Stock held by NSG, as to which Messrs. Fujiwara, Tarumizu and Todoroki disclaim beneficial ownership. Messrs. Fujiwara, Tarumizu and Todoroki are General Manager, Senior Managing Director and Deputy General Manager of Corporate Planning of NSG, respectively.
(6) Consists of shares of Class A Common Stock underlying options which become exercisable upon the consummation of the offering.
(7) Includes 5,000 shares of Class A Common Stock underlying options which become exercisable upon the consummation of the offering.
(8) NSG will not own any shares of Class A Common Stock upon the consummation of the offering.
(9) The shares of Class B Common Stock are owned of record by NSG Holding, a wholly owned subsidiary of NSG.
(10) No natural person is deemed to beneficially own 5% or more of NSG.

                   RELATIONSHIP BETWEEN THE COMPANY AND NSG

  Prior to the offering, the Company had been a subsidiary of NSG Holding, which is a wholly owned subsidiary of NSG, located at NSG Tokyo Bldg., 1-7, 2-chome, Kaigan, Minato-Ku, Tokyo 105, Japan. Upon the consummation of the offering, NSG Holding will own 5,088,000 shares of Class B Common Stock, which will represent 87.53% of the voting power of the outstanding Common Stock (85.94% if the Underwriters' over-allotment option is exercised in full). See "Risk Factors--Control by and Relationship with NSG" and "Description of Capital Stock."

  In December 1997, the Company declared a $10,049,528 cash dividend to the stockholders of record on December 11, 1997, of which $10.0 million is payable to NSG Holding. The purpose of the dividend was to implement general financial planning policies within the NSG global organization, which contemplate distribution of assets of international affiliates to the ultimate parent where appropriate and consistent with the financial needs and objectives of such affiliates. The dividend is evidenced by the Dividend Notes dated February 9, 1998, bearing interest at a rate of 6.02% per annum, payable semi-annually. The principal amount of the Dividend Notes is payable on the earlier of (i) the date the Company's total stockholders' equity first equals or exceeds $15.0 million and (ii) February 9, 2001, provided that on such date the Company's total stockholders' equity equals or exceeds $15.0 million. The sale of Class A Common Stock offered hereby will cause the Company's total stockholders' equity to exceed $15.0 million. As a result, the Company will use approximately $10.3 million of the net proceeds from the offering to repay the principal amount of the Dividend Notes including interest thereon. See "Use of Proceeds."

  The Company and NSG or NSG Holding have entered into a number of agreements for the purpose of defining the ongoing relationship between them. These agreements were negotiated in the context of a parent-subsidiary relationship and therefore are not the result of negotiations between independent parties. The Company and NSG intended for such agreements and the transactions provided for therein to be mutually beneficial and on overall terms which the Company and NSG believed to be at least as favorable to the Company as could have been obtained from unrelated third parties. However, because of the complexity of the various relationships between the Company and NSG, there can be no assurance that the terms of any individual element of such arrangements are as favorable to the Company as could have been obtained from unaffiliated third parties. While these agreements will provide the Company with certain benefits, the Company is only entitled to the ongoing assistance of NSG for a limited time and may not enjoy benefits from its relationship with NSG beyond the terms of the agreements. There can be no assurance that the Company, upon termination of such assistance from NSG, will be able to adequately provide such services internally or will be able to obtain favorable arrangements from third parties to replace such services. See "Risk Factors--Control by and Relationship with NSG."

  Additional or modified arrangements and transactions may be entered into by the Company and NSG upon the consummation of the offering. Any such future arrangements and transactions will be determined through negotiation between the Company and NSG. All future agreements between the Company and NSG will be on terms that the Company believes are no less favorable to the Company than the terms the Company believes would be available from unaffiliated parties. In that regard, the Company intends to follow the procedures provided by the Delaware General Corporation Law (the "DGCL") which include a vote to affirm any such future agreements by a majority of the Company's directors who are not employees of NSG (even though such directors may be less than a quorum). There can be no assurance that any such arrangements or transactions will be the same as that which would be negotiated between independent parties.

  The following is a summary of certain arrangements between the Company and NSG. Each description is qualified in its entirety by reference to the applicable agreement, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summaries address all material provisions of such agreements. See "Additional Information."

MASTER COOPERATION AGREEMENT

  The Company and NSG entered into a Master Cooperation Agreement, dated as of April 1, 1997 (the "Cooperation Agreement"), pursuant to which NSG agreed to continue to cooperate with the Company to pursue effective business development and synergy of the Company's business and NSG's fiber optics related business.

  The Cooperation Agreement initially terminates on March 31, 2000. After such initial term, the Cooperation Agreement will be automatically renewed for successive three-year periods unless either party gives written termination notice to the other party at least 30 days prior to the expiration of the then-current term. Under the Cooperation Agreement, neither party is required to pay the other party any fees or other monetary compensation.

MANAGEMENT SERVICES AGREEMENT

  The Company and NSG entered into a Management Services Agreement, dated as of April 1, 1997 (the "Services Agreement"), pursuant to which NSG agreed to continue to provide certain management services, including personnel, banking and credit services, productivity improvement advice, and assistance in the development of relationships in Asia and Europe with potential customers for the Company's products. NSG, if requested by the Company, will also be required to bear a portion of the compensation expense associated with the personnel provided by NSG.

  The Services Agreement initially terminates on March 31, 2000. After such initial term, the Services Agreement will be automatically renewed for successive three-year periods unless either party gives written termination notice to the other party at least 30 days prior to the expiration of the then-current term.

  The Company is obligated to pay fees established in the Services Agreement of not less than 0.5% and not more than 1.0% of Net Sales (as defined in the Services Agreement). The fees are payable semi-annually on October 1 and April 1 of each year with respect to services provided and Net Sales generated in the previous six-month period. For the year ended March 31, 1998, the Company incurred $126,278 in fees under the Management Services Agreement, of which $60,000 was paid as of March 31, 1998.

RESEARCH AND DEVELOPMENT AGREEMENT

  The Company and NSG entered into a Research and Development Agreement, dated as of April 1, 1997 (the "R&D Agreement"), pursuant to which NSG agreed to provide the Company with certain research and development services on a basis the parties believe will permit the Company to enhance the development of its technology.

  The Company agreed to pay such fees to NSG as are mutually agreed upon as consideration for services provided pursuant to the R&D Agreement. For the year ended March 31, 1998, the Company incurred $100,000 in fees under the R&D Agreement, of which $50,000 was paid as of March 31, 1998.

  The R&D Agreement initially terminates on March 31, 2000. After such initial term, the R&D Agreement will be automatically renewed for successive three-year periods unless either party gives written termination notice to the other party at least 30 days prior to the expiration of the then-current term.

DISTRIBUTION AGREEMENT

  The Company and NSG entered into a Distribution Agreement, dated as of April 1, 1997 (the "Distribution Agreement"), pursuant to which NSG agreed to act as the exclusive distributor of all of the Company's products in Japan. The Distribution Agreement provides that the Company will sell its products to NSG at prices to be agreed upon from time to time, on a case-by-case basis, for resale in Japan. For the year ended March 31, 1998, sales by the Company to NSG under the Distribution Agreement totaled $1.3 million.

  The Distribution Agreement will continue until terminated by agreement of the parties, or by written notice from one party to the other, at least 90 days before the proposed termination date, or by either party during the period beginning on the date NSG ceases to own, directly or indirectly, at least 30% of the capital stock of the Company.

TAX SHARING AGREEMENT

  Pursuant to a Tax Sharing Agreement between the Company and NSG Holding, dated as of April 1, 1993 (the "Tax Sharing Agreement"), NSG Holding agreed to prepare and file all tax returns that are required of the Company with NSG Holding on a consolidated basis, to the extent permitted by applicable tax laws, beginning with the taxable year ended March 31, 1994 and continuing for all subsequent tax periods. Upon completion of the offering, NSG Holding and the Company will no longer file on a consolidated basis. Under the Tax Sharing Agreement, the Company pays NSG Holding an amount equal to the income tax liability that the Company would have incurred had it filed an income tax return on a separate basis for the relevant tax period. If, on the other hand, the Company would have had a net tax loss or tax credits in excess of tax liabilities had it filed an income tax return on a separate basis, then NSG Holding pays the Company an amount equal to any refund.

AGREEMENT FOR LINE OF CREDIT

  On May 31, 1997, the Company and NSG Holding entered into a one-year, $6.0 million dollar Agreement for Line of Credit (the "Line of Credit"), maturing on March 31, 1999. The Company borrows under the Line of Credit to meet working capital requirements and to fund certain capital expenditures. The Company does not believe that the loss of credit support from NSG Holding, if it were to occur, would have a material adverse effect on the Company's business, financial condition and operating results. Borrowings under the Line of Credit bear interest at LIBOR plus 0.25%. Principal and accrued interest must be paid no later than the March 31, 1999 maturity date. If such amount is not paid on the maturity date, however, then interest from such date will accrue at LIBOR plus 2.00%. As of March 31, 1998, the Company had drawn down $3.7 million under the Line of Credit and since such date, the Company has drawn an additional $500,000 under the Line of Credit. The Company intends to use a portion of the net proceeds from the offering to repay all amounts owed to NSG Holding under the Line of Credit. See "Use of Proceeds."

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 12,500,000 shares of Class A Common Stock, 7,500,000 shares of Class B Common Stock and 5,000,000 shares of Preferred Stock, each with a par value of $0.01 per share. After the consummation of the offering, 2,175,200 shares of Class A Common Stock and 5,088,000 shares of Class B Common Stock will be issued and outstanding. No shares of Preferred Stock will be issued and outstanding upon the consummation of the offering.

  The following description of the capital stock of the Company and certain provisions of the Company's Restated Certificate of Incorporation and Amended and Restated Bylaws is a summary of all material terms thereof and is qualified in its entirety by the provisions of the Restated Certificate of Incorporation and Amended and Restated Bylaws, which have been filed as exhibits to the Company's Registration Statement, of which this Prospectus is a part.

COMMON STOCK

  Dividends. Holders of record of shares of Common Stock are entitled to receive such dividends when, if and as may be declared by the Board of Directors out of funds legally available for such purposes. No dividends may be declared or paid on any share of Class A Common Stock unless such dividend is simultaneously declared or paid on each share of Class B Common Stock equal to the amount which would have been payable with respect to such shares of Class B Common Stock had such shares been converted into Class A Common Stock immediately prior to the record date of such dividend. No dividends may be declared or paid on any shares of Class B Common Stock unless a similar dividend is simultaneously declared or paid on each share of Class A Common Stock.

  Voting Rights. Holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to three votes for each share of Class A Common Stock into which Class B Common Stock is convertible, subject to adjustment to preserve such initial voting ratio. Holders of shares of Class A Common Stock and Class B Common Stock vote as a single class on all matters submitted to a vote of stockholders, except as otherwise required by law. Upon the consummation of the offering, NSG Holding will own 5,088,000 shares of Class B Common Stock, which will represent 87.53% of the voting power of the outstanding Common Stock (85.94% if the Underwriters' over-allotment option is exercised in full). As a result, NSG Holding will have sufficient voting power to control the direction and policies of the Company, including stockholder votes with respect to mergers, consolidations, the sale of all or substantially all of the assets of the Company, the election of the Board of Directors and whether a change in control of the Company occurs.

  Convertibility. Each share of Class B Common Stock is convertible, at the option of the holder, into one share of Class A Common Stock at any time, subject to adjustment for stock dividends, stock splits, subdivisions or combinations with respect to the shares of Class A Common Stock. If, however, NSG Holding sells or otherwise transfers beneficial ownership of any shares of Class B Common Stock to a third person or entity (other than NSG or a wholly owned subsidiary of NSG), such shares will be automatically converted into shares of Class A Common Stock. The shares of Class A Common Stock are not convertible into shares of Class B Common Stock.

  Liquidation Rights. Upon liquidation, dissolution or winding up of the Company, the holders of Class A Common Stock are entitled to share ratably with the holders of Class B Common Stock in all assets available for distributions after payment in full to creditors, subject to adjustment for stock dividends, stock splits, subdivisions or combinations with respect to Class A Common Stock, as well as any rights of holders of any shares of Preferred Stock that may be issued in the future.

  Other Provisions. The holders of Common Stock are not entitled to preemptive or subscription rights. In any merger, consolidation or business combination, the consideration to be received per share by holders of Class A Common Stock must be identical to that received by holders of Class B Common Stock.

PREFERRED STOCK

  The Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, without any further vote or action by stockholders. The Company believes that this authority will provide flexibility in connection with possible corporate transactions. However, the issuance of Preferred Stock could also adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation of the Company. Further, Preferred Stock could also have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plan to issue any shares of Preferred Stock.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

  The Company's Restated Certificate of Incorporation contains provisions (i) eliminating the personal liability of its directors, officers, employees and other agents for monetary damages resulting from breaches of their fiduciary duty to the fullest extent permitted by law and (ii) indemnifying its directors and officers to the fullest extent permitted by the DGCL. These provisions in the Restated Certificate of Incorporation do not eliminate the duty of care and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available under the DGCL. Each director will continue to be subject to liability for breach of a director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transactions from which the director derived an improper personal benefit and for improper distributions to stockholders. These provisions also do not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

  The Company's Restated Certificate of Incorporation and Amended and Restated Bylaws also permit the Company to secure insurance on behalf of any person it is required or permitted to indemnify for any liability arising out of his or her actions in such capacity, regardless of whether the DGCL would permit indemnification. The Company maintains liability insurance for its directors and officers.

  At present there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification will be required or permitted and the Company is not aware of any other threatened litigation or proceeding that might result in a claim for such indemnification.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, employees and other agents of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission (the "Commission"), such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ANTI-TAKEOVER EFFECTS OF RESTATED CERTIFICATE OF INCORPORATION AND AMENDED AND RESTATED BYLAWS

  The Company's Restated Certificate of Incorporation or Amended and Restated Bylaws, as applicable, among other things, (i) require stockholders to follow an advance notification procedure for stockholder nominations of candidates to the Board of Directors and for new business to be conducted at stockholder meetings, (ii) provide that the Board of Directors, without action by the stockholders, may issue and fix the rights and preferences of shares of Preferred Stock and (iii) divide the members of the Board of Directors into three classes, as nearly equal in number as possible, such that the current directors will serve initial terms expiring at the 1998, 1999 and 2000 annual stockholders' meeting, respectively, with the directors in each class thereafter being elected for three-year terms. These provisions may have the effect of delaying, deferring or preventing a change of control of the Company without further action by the stockholders, may discourage bids for the Class A Common Stock at a premium over the market price of the Class A Common Stock, may adversely affect the market price of, and the voting and other rights of the holders of, the Class A Common Stock and could have the effect of discouraging certain attempts to acquire the Company or remove incumbent management or members of the Board of Directors even if some or a majority of the Company's stockholders deemed such an attempt to be in their best interests. Furthermore, after the offering, NSG will have 87.53% of the voting control of the Company (85.94% if the Underwriters' over-allotment option is exercised in full). Voting control by NSG may discourage certain types of transactions involving an actual or potential change of control of the Company, including transactions in which the holders of the Class A Common Stock might receive a premium for their shares over the prevailing market price of the Class A Common Stock.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Class A Common Stock is American Stock Transfer and Trust Company, New York, New York.

LISTING

  The Class A Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "EPXX."

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon the consummation of the offering, the Company will have outstanding an aggregate of 2,175,200 shares of Class A Common Stock (2,497,700 if the Underwriters' over-allotment option is exercised in full) and 5,088,000 shares of Class B Common Stock. Of the total outstanding shares of Common Stock, 2,150,000 shares of Class A Common Stock sold in the offering will be freely tradable without restriction or further registration under the Securities Act, unless purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act ("Rule 144"). Sales by such affiliates will be subject to certain volume limitations and other restrictions described below.

  The 5,088,000 shares of Class B Common Stock held by NSG Holding and the remaining 25,200 shares of Class A Common Stock will be "restricted securities" as that term is defined in Rule 144 (the "Restricted Shares"). In general, under Rule 144, a person (or persons whose shares are aggregated with those of others), including any affiliate of the Company, is entitled to sell in brokers' transactions or directly to market makers, within any three-month period, a number of Restricted Shares that does not exceed the greater of (i) 1.0% of the class of such shares then outstanding or (ii) the average weekly trading volume of the class of such shares in the over-the-counter market during the four calendar weeks preceding the date on which notice of such sale is filed with the Commission, provided that certain current public information concerning the Company is then available, that the seller complies with certain manner-of-sale provisions and notice requirements, and that at least one year has elapsed since the Restricted Shares were fully paid for and acquired from the Company or an affiliate of the Company. A person (or persons whose shares are aggregated with those of others) who is not an affiliate of the Company at any time during the three months preceding any sale by such person, is entitled to sell such shares under Rule 144(k) without regard to the limitations described above, provided that at least two years have lapsed since the Restricted Shares were fully paid for and acquired from the Company or an affiliate of the Company. (However, Rule 144(k) is not expected to be available to NSG Holding for the foreseeable future.) The above is a summary of Rule 144 and is not intended to be a complete description thereof or a complete description of the rights of the parties to sell shares of Common Stock thereunder.

  Approximately 5,113,200 Restricted Shares will be eligible for sale in the public market beginning 180 days after the effective date of the offering, pursuant to Rule 144 upon the expiration of certain lock-up agreements entered into between the Underwriters and the holders of such Restricted Shares. All of the 5,113,200 Restricted Shares will be subject to certain volume limitations and other restrictions pursuant to Rule 144. In addition, the Company intends to file a Registration Statement on Form S-8 after the effective date of the offering to register 574,800 shares of Class A Common Stock issuable upon the exercise of stock options under the Stock Option Plan. Such shares of Class A Common Stock issued pursuant to the Stock Option Plan will be available for sale in the public market after the effective date of the Registration Statement on Form S-8, subject to the expiration of the lock-up agreements with the Underwriters. See "Management--Benefit Plans--Amended and Restated 1996 Employee, Director and Consultant Stock Option Plan."

  Except as indicated above, the Company is unable to estimate the amount, timing or nature of future sales of outstanding Common Stock. There was no market for the Company's capital stock prior to the offering, and no predictions can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of the Class A Common Stock in the public market may have an adverse effect on the market price thereof, and could impair the Company's ability to raise capital through the future sale of its equity securities.

LOCK-UP AGREEMENTS

  Pursuant to certain agreements, all of the Company's directors, executive officers and shareholders, owning as of the date hereof all of the outstanding Common Stock and all outstanding vested and unvested stock options, have agreed that they will not, without the prior written consent of Cowen & Company, offer, sell, contract to sell or otherwise dispose of any shares of Class A Common Stock or options to acquire shares of Class A Common Stock or securities exchangeable for or convertible into shares of Class A Common Stock or any right to acquire shares of Class A Common Stock owned by them, for a period of 180 days after the date of this Prospectus. See "Underwriting."

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to each of the underwriters named below (the "Underwriters"), and each of the Underwriters, for whom Cowen & Company, CIBC Oppenheimer Corp. and Daiwa Securities America Inc. are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company, the respective number of shares of Class A Common Stock set forth opposite the name of such Underwriter below:

                                                                NUMBER OF SHARES
                                                                   OF CLASS A
UNDERWRITERS                                                      COMMON STOCK
------------                                                    ----------------
Cowen & Company................................................
CIBC Oppenheimer Corp. ........................................
Daiwa Securities America Inc. .................................
                                                                   ---------
    Total......................................................    2,150,000
                                                                   =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all shares of Class A Common Stock offered hereby (other than those covered by the over-allotment option described below), if any of such shares are purchased.

  The Underwriters propose to offer the shares of Class A Common Stock, directly to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at a price less a concession not in excess of $ per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share to certain brokers and dealers. After the shares of Class A Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

  The Company has granted the Underwriters an option, exercisable for up to 30 days after the date of this Prospectus, to purchase up to an aggregate of 322,500 additional shares of Class A Common Stock to cover over-allotments, if any. If the Underwriters exercise such over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares of Class A Common Stock to be purchased by each of them shown in the foregoing table bears to the total number of shares of Class A Common Stock offered hereby. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of Class A Common Stock made hereby.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the Underwriters may be required to make in respect thereof.

  The Company and the Company's officers, directors, and shareholders have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Class A Common Stock or any securities convertible into or exercisable or exchangeable for Class A Common Stock or any right to acquire shares of Class A Common Stock owned by them for a period of 180 days after the date of this Prospectus without the prior written consent (which consent may be given without notice to the Company, the stockholders or by other public announcement) of Cowen & Company.

  The Representatives have advised the Company that they currently intend to make a market in the Class A Common Stock following this offering although they have no obligation to do so and may cease such market making at any time. There can be no assurance that a market in the Class A Common Stock will develop after the offering.

  The Representatives have advised the Company that the Underwriters do not intend to confirm sales in excess of 5% of the shares of Class A Common Stock offered hereby to any accounts over which they exercise discretionary authority.

  In order to facilitate the offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A Common Stock. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position in the Class A Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Class A Common Stock, the Underwriters may bid for, and purchase, shares of the Class A Common Stock in the open market. The Underwriters may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the Class A Common Stock in the offering, if the Underwriters repurchase previously distributed Class A Common Stock in transactions to cover their short positions, in stabilization transactions or otherwise. Finally, the Underwriters may bid for, and purchase, shares of the Class A Common Stock in market making transactions and impose penalty bids. These activities may stabilize or maintain the market price of the Class A Common Stock above market levels that may otherwise prevail. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

  Prior to the offering, there has been no public market for the Company's capital stock. Consequently, the initial public offering price for the Class A Common Stock will be determined by negotiations among the Company and the Representatives. Among the factors to be considered in such negotiations, in addition to prevailing market conditions, will be the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses. The estimated initial public offering price range set forth on the cover page of this Preliminary Prospectus is subject to change as a result of market conditions or other factors.

                                 LEGAL MATTERS

  Certain legal matters with respect to the validity of the Class A Common Stock offered hereby will be passed upon for the Company by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts, and for the Underwriters by O'Sullivan Graev & Karabell, LLP, New York, New York.

                                    EXPERTS

  The Consolidated Financial Statements and schedule of the Company as of March 31, 1997 and 1998 and for each of the years in the three-year period ended March 31, 1998, have been included herein and in this Prospectus in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The firm of AUS Consultants provided an appraisal to the Company as of March 31, 1997, related to the grant of stock options by the Board of Directors.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act, with respect to the Class A Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus, which is part of the Registration Statement, omits certain information, exhibits, schedules and undertakings set forth in the Registration Statement. For further information pertaining to the Company and the Class A Common Stock, reference is made to such Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents or provisions of any documents referred to herein are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the Registration Statement, reference is made to the exhibit so filed.

  The Registration Statement, and the exhibits and schedules thereto, may be inspected without charge at the principal office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the Registration Statement may be obtained from the Commission at prescribed rates from the Public Reference Section of the Commission at such address, and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, registration statements and certain other filings made with the Commission through its Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system are publicly available through the Commission's site on the Internet's World Wide Web, located at http://www.sec.gov. The Registration Statement, including all exhibits thereto and amendments thereof, has been filed with the Commission through EDGAR.

                          EPITAXX, INC. AND SUBSIDIARY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Independent Auditors' Report .............................................  F-2
Consolidated Balance Sheets as of March 31, 1997 and 1998.................  F-3
Consolidated Statements of Income for the years ended March 31, 1996, 1997 and 1998.................................................................  F-4
Consolidated Statements of Stockholders' Equity (Deficit) for the years ended March 31, 1996, 1997
 and 1998.................................................................  F-5
Consolidated Statements of Cash Flows for the years ended March 31, 1996,
 1997 and 1998............................................................  F-6
Notes to Consolidated Financial Statements................................  F-7

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
EPITAXX, Inc.:

  We have audited the accompanying consolidated balance sheets of EPITAXX, Inc. (an indirect subsidiary of Nippon Sheet Glass Co., Ltd.) and subsidiary as of March 31, 1997 and 1998, and the related consolidated statements of income, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended March 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EPITAXX, Inc. and subsidiary as of March 31, 1997 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1998 in conformity with generally accepted accounting principles.

                                          /s/ KPMG Peat Marwick LLP

Short Hills, New Jersey

May 8, 1998

                          EPITAXX, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                  MAR. 31,
                                                              -----------------
                                                               1997      1998
                                                              -------  --------
ASSETS
Current assets:
  Cash......................................................  $   109  $    968
  Trade accounts receivable, less allowance for doubtful
   accounts of $47 and $75 at March 31, 1997 and 1998,
   respectively (note 10)...................................    2,379     3,155
  Inventories (note 4)......................................    3,676     4,602
  Due from affiliates (notes 9 and 11)......................      886        40
  Deferred income tax assets (note 9).......................      466       416
  Prepaid expenses and other current assets.................      140       113
                                                              -------  --------
    Total current assets....................................    7,656     9,294
Property, plant and equipment, net (notes 5 and 13).........    8,932     9,955
Other assets, net...........................................      389       948
                                                              -------  --------
                                                              $16,977  $ 20,197
                                                              =======  ========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Short-term borrowings from affiliate under line of credit
   (note 11)................................................  $ 3,400  $  3,650
  Current portion of obligation under capital lease (note
   13)......................................................      145       181
  Trade accounts payable....................................    1,326     1,102
  Accrued compensation and benefits.........................    1,065     1,157
  Accrued expenses..........................................      325       696
  Due to affiliates (notes 9 and 11)........................      --        404
  Promissory notes issued for dividends declared (note 7):
   NSG Holding USA, Inc.....................................      --     10,000
   Other stockholders.......................................      --         50
                                                              -------  --------
    Total current liabilities...............................    6,261    17,240
Long-term debt (note 6).....................................    5,000     5,000
Obligation under capital lease, net of current portion (note
 13)........................................................      133        11
Deferred income tax liabilities (note 9)....................      853     1,102
                                                              -------  --------
    Total liabilities.......................................   12,247    23,353
                                                              -------  --------
Stockholders' equity (deficit) (notes 3 and 7):
  Preferred stock $.01 par value. Authorized 5,000,000
   shares at March 31, 1998; no shares issued or
   outstanding..............................................      --        --
  Common stock, $.01 par value at March 31, 1997. Authorized
   20,000,000 shares at March 31, 1997; issued and
   outstanding 5,088,000 shares in 1997.....................       51       --
  Class A common stock, $.01 par value. Authorized
   12,500,000 shares at March 31, 1998; 25,200 shares issued
   and outstanding in 1998..................................      --        --
  Class B common stock, convertible, $.01 par value.
   Authorized 7,500,000 shares at March 31, 1998; 5,088,000
   shares issued and outstanding in 1998....................      --         51
  Additional paid-in capital................................   12,185    12,185
  Accumulated deficit.......................................   (7,506)  (15,392)
                                                              -------  --------
    Total stockholders' equity (deficit)....................    4,730    (3,156)
  Commitments (note 13)
                                                              -------  --------
                                                              $16,977  $ 20,197
                                                              =======  ========

          See accompanying notes to consolidated financial statements.

                          EPITAXX, INC. AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF INCOME
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                        YEAR ENDED MAR. 31,
                                                      -------------------------
                                                       1996     1997     1998
                                                      -------  -------  -------
Revenue.............................................. $17,845  $18,700  $23,925
Revenue--affiliate (note 11).........................   1,917    2,509    1,330
                                                      -------  -------  -------
      Total revenue (note 10)........................  19,762   21,209   25,255
Cost of revenue......................................  10,876   13,978   14,568
                                                      -------  -------  -------
      Gross profit...................................   8,886    7,231   10,687
                                                      -------  -------  -------
Operating expenses:
  Research and development expense...................   2,082    2,541    2,958
  Selling, general and administrative expense........   3,555    3,187    3,940
                                                      -------  -------  -------
                                                        5,637    5,728    6,898
                                                      -------  -------  -------
      Income from operations.........................   3,249    1,503    3,789
                                                      -------  -------  -------
Other income (expense):
  Interest income....................................      12       31       28
  Interest expense (note 6)..........................    (276)    (279)    (264)
  Interest expense--affiliate (note 11)..............    (178)    (207)    (320)
  Other..............................................     (16)      (1)      (5)
                                                      -------  -------  -------
                                                         (458)    (456)    (561)
                                                      -------  -------  -------
      Income before income tax expense...............   2,791    1,047    3,228
Income tax expense (note 9)..........................     936      409    1,064
                                                      -------  -------  -------
      Net income..................................... $ 1,855  $   638  $ 2,164
                                                      =======  =======  =======
Net income per share (note 3):
  Basic.............................................. $  0.36  $  0.12  $  0.42
  Diluted............................................ $  0.36  $  0.12  $  0.41
                                                      =======  =======  =======
Pro forma net income per share (note 3):
  Basic..............................................                   $  0.35
  Diluted............................................                   $  0.35
                                                                        =======

          See accompanying notes to consolidated financial statements.

                          EPITAXX, INC. AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                        TOTAL
                                                     ADDI-             STOCK-
                                   COMMON STOCK     TIONAL  ACCUMU-   HOLDERS'
                                ------------------  PAID-IN  LATED     EQUITY
                                 SHARES    AMOUNT   CAPITAL DEFICIT   (DEFICIT)
                                --------- --------  ------- --------  ---------
Balance at March 31, 1995...... 5,088,000 $ 12,184  $   --  $ (8,572) $  3,612
Dividends paid.................       --       --       --      (500)     (500)
Net income.....................       --       --       --     1,855     1,855
                                --------- --------  ------- --------  --------
Balance at March 31, 1996...... 5,088,000   12,184      --    (7,217)    4,967
Change in par value per share
 from no par value to $.01 per
 share (note 7)................       --   (12,133)  12,133      --        --
Shares issuable under re-
 stricted stock agreement
 (note 7)......................       --       --        52      --         52
Dividends paid.................       --       --       --      (927)     (927)
Net income.....................       --       --       --       638       638
                                --------- --------  ------- --------  --------
Balance at March 31, 1997...... 5,088,000       51   12,185   (7,506)    4,730
Issuance of restricted shares
 (note 7)......................    25,200      --       --       --        --
Net income.....................       --       --       --     2,164     2,164
Dividends declared (note 7)....       --       --       --   (10,050)  (10,050)
                                --------- --------  ------- --------  --------
Balance at March 31, 1998...... 5,113,200 $     51  $12,185 $(15,392) $ (3,156)
                                ========= ========  ======= ========  ========


          See accompanying notes to consolidated financial statements.

                         EPITAXX, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                        YEAR ENDED MAR. 31,
                                                       ------------------------
                                                        1996     1997     1998
                                                       -------  -------  ------
Cash flows from operating activities:
  Net income.........................................  $ 1,855  $   638  $2,164
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation.....................................      904    1,101   1,406
    Provision for bad debt expense...................        4       11      28
    Loss on disposal of property, plant and
     equipment.......................................      --       --        8
    Deferred income tax expense (benefit)............     (188)     575     299
    Compensation expense related to restricted stock
     agreement.......................................      --        52     --
    Changes in operating assets and liabilities:
      Trade accounts receivable......................     (963)     628    (804)
      Inventories....................................   (2,005)   1,435    (926)
      Due from affiliates............................      738     (686)    846
      Prepaid expenses and other current assets......      (12)     (96)     27
      Other assets...................................      (37)    (109)   (559)
      Trade accounts payable.........................      169       94    (224)
      Accrued compensation and benefits..............      406     (102)     92
      Accrued expenses...............................      103      151     371
      Due to affiliates..............................      969   (1,029)    404
                                                       -------  -------  ------
      Net cash provided by operating activities .....    1,943    2,663   3,132
                                                       -------  -------  ------
Cash flows from investing activities--capital
 expenditures........................................   (2,061)  (2,418) (2,353)
                                                       -------  -------  ------
Cash flows from financing activities:
  Borrowings under line of credit....................    1,350      --      --
  Repayments under line of credit....................   (3,950)     --      --
  Proceeds from borrowings from affiliate............    3,950    2,552   1,250
  Payments on borrowings from affiliate..............     (700)  (1,852) (1,000)
  Repayment of obligation under capital leases.......      --       --     (170)
  Dividends paid to parent...........................     (500)    (927)    --
                                                       -------  -------  ------
      Net cash provided by (used in) financing
       activities....................................      150     (227)     80
                                                       -------  -------  ------
      Net increase in cash...........................       32       18     859
Cash at beginning of year............................       59       91     109
                                                       -------  -------  ------
Cash at end of year..................................  $    91  $   109  $  968
                                                       =======  =======  ======
Supplemental disclosure of cash flow information--
 cash paid during the year for:
   Interest..........................................  $   454  $   514  $  495
                                                       =======  =======  ======
   Income taxes......................................  $    20  $ 1,454  $  483
                                                       =======  =======  ======
Noncash information disclosure--net present value of
 capital lease obligation incurred in connection with
 lease of computer hardware and software.............      --   $   277  $   84
                                                       =======  =======  ======

In December 1997, the Company declared a cash dividend of $10,050 to stockholders of record on December 11, 1997. The dividend payable is evidenced by promissory notes payable (note 7).

         See accompanying notes to consolidated financial statements.

                         EPITAXX, INC. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      MARCH 31, 1996, 1997 AND 1998

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

(1) DESCRIPTION OF COMPANY BUSINESS

  EPITAXX, Inc. and subsidiary (the "Company") designs, manufactures and markets semiconductor optical detectors and receivers for fiber optics communications. The Company's products are integral to the development and implementation of fiber optic systems for applications such as high capacity long-haul terrestrial and undersea transmission; digital local loop and access networks; multi-channel cable television ("CATV") distribution; high speed computer networking; and test and measurement equipment.

  NSG Holding USA, Inc. ("NSG Holding" or the "Parent"), a wholly owned subsidiary of Nippon Sheet Glass Co., Ltd. ("NSG"), owns 99.51% of the outstanding shares of the Company's capital stock.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

  The consolidated financial statements include the accounts of EPITAXX, Inc. and its wholly owned subsidiary. All material intercompany transactions and balances have been eliminated in consolidation.

 Revenue

  Revenue is recognized upon product shipment, passage of title and when all significant obligations of the Company have been fully satisfied.

  Revenue from research and development contracts is recognized based upon the percentage of completion method and, in some instances, based upon specified contract milestones. Revenue and income on research and development contracts recognized under the percentage of completion method are determined in the ratio that costs incurred to date bear to total estimated costs. Income and costs on contracts are subject to revision throughout the term of the contracts, and any required adjustments are made in the period in which such revisions become known. Provision is made for the full amounts of anticipated losses in the period in which they are first determinable. Revenue from achievement of milestone events is recognized when all parties concur that the scientific results and/or milestones stipulated in the agreement have been met. The terms of research and development contracts generally provide for the design, development, prototyping and, in certain cases, the delivery of a limited number of products.

  The Company recognized revenue of $795 and $625 under research and development contracts in the years ended March 31, 1996 and 1997, respectively. Costs incurred under such contracts aggregated $328 and $208 in the years ended March 31, 1996 and 1997, respectively. No revenue was recognized and no costs were incurred under research and development contracts during the year ended March 31, 1998.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Examples include provisions for returns, bad debts, and obsolete inventories. Actual results could differ from those estimates.

 Inventories

  Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

                         EPITAXX, INC. AND SUBSIDIARY

 Property, Plant and Equipment

  Property, plant and equipment are stated at cost. Equipment under capital leases is stated at the present value of minimum lease payments.

  Depreciation of plant and equipment is calculated using the straight-line method over the estimated useful lives of the respective assets, which range from 3 to 30 years. Equipment under capital leases is amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

 Research and Development

  Research and development costs are expensed as incurred.


 Income Taxes

  Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  During 1995, NSG Holding and the Company entered into a tax sharing agreement pursuant to which the Company's results of operations are included in the consolidated federal income tax return of NSG Holding. Under the terms of the agreement, the Company provides for federal income taxes as if it were a stand-alone taxpayer; any income tax benefits derived from net operating losses and tax credits generated by the Company but utilized by NSG Holding in its consolidated return are allocated to the Company.

 Risks and Uncertainties

  The Company relies exclusively on its own production capability in wafer processing, chip fabrication, device packaging, final assembly and testing of products. Because the Company manufactures, packages and tests these components at its own facility and because the Company only has a single facility, any interruption in manufacturing resulting from fire, natural disaster, equipment failures or otherwise would have a material adverse effect on the Company's business and financial condition. The Company maintains business property and business interruption insurance to mitigate the potential material adverse effects of property damage and business interruption.

  Other factors may also cause the Company's results to differ from historic levels. Some of the more significant factors include the prolonged interruption in supply of one or more key materials, the emergence of new technologies in the fiber optics communications industry and the introduction by competitors of new products.

                         EPITAXX, INC. AND SUBSIDIARY

 Fair Value of Financial Instruments

  The fair value of financial instruments is determined by reference to market data and other valuation techniques as appropriate. The Company believes the fair value of its financial instruments, principally cash, trade accounts receivable, other current assets, accounts payable and accrued expenses and debt obligations approximates their recorded values.

 Stock-Based Compensation

  Stock-based compensation is recognized using the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stocks Issued to Employees" ("APB 25"), and related interpretations. For disclosure purposes, net income and supplemental pro forma net income per share data included in note 8 are provided in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), as if the fair-value-based method had been applied.

 Impairment of Long-lived Assets and Long-lived Assets to Be Disposed Of

  Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

 Impact of Recent Accounting Standards

  In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), and Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131").

  SFAS 130 establishes standards for the reporting and display of comprehensive income in the financial statements. Comprehensive income is the total of net income and all other non-owner changes in equity. SFAS 131 requires that companies disclose segment data based on how management makes decisions about allocating resources to segments and measuring their performance. SFAS 130 and 131 are effective for fiscal 1999. Adoption of these standards is expected to result in additional disclosures, but will not have an effect on the Company's financial position or results of operations.

(3) RECAPITALIZATION AND NET INCOME PER SHARE

 General

  In December 1997, the Company's Board of Directors authorized the filing of a Registration Statement on Form S-1 in connection with a planned initial public offering (the "Offering") of the Company's common stock. In connection with the Offering, the Board of Directors and shareholders approved a recapitalization providing for a restatement upon filing of the Company's Restated Certificate of Incorporation to increase the total number of shares of all classes of share capital whereby the Company is authorized to issue up to 25,000,000 shares, consisting of 12,500,000 shares of Class A common stock, par value $.01 per share, 7,500,000 shares of Class B common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share.

                         EPITAXX, INC. AND SUBSIDIARY

  Pursuant to the Restated Certificate of Incorporation filed on January 23, 1998, each share of the Company's then issued and outstanding common stock at the effective date, except for shares of common stock held by NSG Holding, was converted into Class A common stock on a one-for-one basis. Each share of common stock held by NSG Holding was converted into Class B common stock on a one-for-one basis. The rights, preferences and privileges of Class A and Class B common stock are identical in all respects except for voting rights. Each share of Class A common stock entitles its holder to one vote and each share of Class B common stock entitles its holder to three votes for each share of Class A common stock into which the Class B common stock is convertible. The Class B common stock is convertible into Class A common stock on a share-for-share basis, subject to adjustment for stock dividends, stock splits, subdivisions or combinations.

  Following the filing of the Restated Certificate of Incorporation, NSG Holding owns no shares of Class A common stock and all of the 5,088,000 outstanding shares of Class B common stock.

  As further discussed in note 7, the Company plans to use $10,050 of the net proceeds from the Offering to pay the $10,050 dividend declared to stockholders of record on December 11, 1997.

  The Company has deferred expenses of the proposed Offering totaling $622 as of March 31, 1998. Such deferred costs are included in other assets, net, in the accompanying consolidated balance sheet.

 Net Income Per Share

  In February 1997, the FASB issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). SFAS 128 establishes standards for computing and presenting earnings per share and is effective for financial statements for both interim and annual periods ending after December 15, 1997. Accordingly, the accompanying net income per share information has been calculated and presented in accordance with the provisions of SFAS 128 and as further prescribed by Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 98, which is effective as of February 3, 1998.

  Basic net income per share was calculated by dividing net income by the weighted average number of common shares outstanding during the period assuming the shares of restricted stock issued for a nominal amount were outstanding from the beginning of each period. Diluted net income per share was calculated in a manner consistent with Basic net income per share except that the weighted average number of common shares outstanding also includes the dilutive effect of stock options outstanding (using the treasury stock method and an estimated initial public offering price of $10.00 per share).

  The conversion of the issued and outstanding common stock into Class A and Class B shares had no effect on the calculation of historical earnings per share.

  The following presents a reconciliation of the numerator and denominator used in computing Basic and Diluted net income per share:

                                                   YEAR ENDED MAR. 31, 1996
                                               --------------------------------
                                                                          PER
                                                 INCOME       SHARES     SHARE
                                               (NUMERATOR) (DENOMINATOR) AMOUNT
                                               ----------- ------------- ------
   Basic net income per share--net income and
    weighted average common shares
    outstanding..............................    $1,855      5,113,200   $0.36
   Effect of dilutive securities--stock op-
    tions....................................       --             --
                                                 ------      ---------   -----
   Diluted net income per share--net income,
    weighted average common shares
    outstanding and effect of stock options..    $1,855      5,113,200   $0.36
                                                 ======      =========   =====

                         EPITAXX, INC. AND SUBSIDIARY

                                                   YEAR ENDED MAR. 31, 1997
                                               --------------------------------
                                                                          PER
                                                 INCOME       SHARES     SHARE
                                               (NUMERATOR) (DENOMINATOR) AMOUNT
                                               ----------- ------------- ------
   Basic net income per share--net income and
    weighted average common shares
    outstanding..............................     $638       5,113,200   $0.12
   Effect of dilutive securities--stock op-
    tions....................................      --           22,091
                                                  ----       ---------   -----
   Diluted net income per share--net income,
    weighted average common shares
    outstanding and effect of stock options..     $638       5,135,291   $0.12
                                                  ====       =========   =====

                                                   YEAR ENDED MAR. 31, 1998
                                               --------------------------------
                                                                          PER
                                                 INCOME       SHARES     SHARE
                                               (NUMERATOR) (DENOMINATOR) AMOUNT
                                               ----------- ------------- ------
   Basic net income per share--net income and
    weighted average common shares
    outstanding..............................    $2,164      5,113,200   $0.42
   Effect of dilutive securities--stock op-
    tions....................................       --         111,363
                                                 ------      ---------   -----
   Diluted net income per share--net income,
    weighted average common shares
    outstanding and effect of stock options..    $2,164      5,224,563   $0.41
                                                 ======      =========   =====

 Pro Forma Net Income Per Share

  Pro forma Basic net income per share was calculated by dividing net income by the weighted average number of common shares outstanding during the period assuming the shares of restricted stock were outstanding from the beginning of each period. The weighted average number of common shares was further adjusted to include the number of shares that would be required to be sold to fund the $10,050 dividend to NSG Holding and other shareholders (using an assumed initial public offering price of $10.00 per share).

  Pro forma Diluted net income per share was calculated in a manner consistent with pro forma Basic net income per share except that the weighted average number of common shares outstanding also includes the dilutive effect of stock options outstanding (using the treasury stock method and an estimated initial public offering price of $10.00 per share).

  The following presents a reconciliation of the numerator and denominator used in computing pro forma Basic and Diluted net income per share:

                                                    YEAR ENDED MAR. 31, 1998
                                                --------------------------------
                                                                           PER
                                                  INCOME       SHARES     SHARE
                                                (NUMERATOR) (DENOMINATOR) AMOUNT
                                                ----------- ------------- ------
   Pro forma Basic net income per share:
     Net income and weighted average common
      shares outstanding.......................   $2,164      5,113,200   $0.42
   Additional shares issued to fund dividend...      --       1,005,000
                                                  ------      ---------   -----
                                                   2,164      6,118,200    0.35
   Effect of dilutive securities--stock op-
    tions......................................      --         111,363
                                                  ------      ---------   -----
   Pro forma Diluted net income per share--net
    income, weighted average common shares
    outstanding and assumed share issuance and
    effect of stock options....................   $2,164      6,229,563   $0.35
                                                  ======      =========   =====

                         EPITAXX, INC. AND SUBSIDIARY

(4) INVENTORIES

  Inventories consist of the following:

                                                                     MAR. 31,
                                                                   -------------
                                                                    1997   1998
                                                                   ------ ------
   Raw materials.................................................. $1,380 $1,928
   Work-in-process................................................  1,869  2,386
   Finished goods.................................................    427    288
                                                                   ------ ------
                                                                   $3,676 $4,602
                                                                   ====== ======

(5) PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment, including equipment under capital leases, consists of the following:

                                                                    MAR. 31,
                                                                 --------------
                                                                  1997    1998
                                                                 ------- ------
   Land......................................................... $   422 $  422
   Building and building improvements...........................   3,961  4,146
   Machinery and equipment......................................   9,943 11,267
   Furniture and fixtures.......................................     149    182
   Construction in progress.....................................     --     855
                                                                 ------- ------
                                                                  14,475 16,872
   Less accumulated depreciation................................   5,543  6,917
                                                                 ------- ------
                                                                 $ 8,932 $9,955
                                                                 ======= ======

(6) LONG-TERM DEBT

  The Company has a loan agreement with the New Jersey Economic Development Authority (the "Authority") for $5,000, financed by the issuance of Economic Development Revenue Bonds (the "Revenue Bonds") by the Authority. Proceeds from this borrowing were used to acquire and refurbish the current manufacturing and administrative facility for the Company. The Revenue Bonds, which are secured by a letter of credit in the amount of $5,250 issued by the Company and guaranteed by NSG, mature on August 1, 2016. The loan agreement provides for quarterly interest payments at the "TENR" rate, as defined, plus 0.625% (actual interest rate was 4.275% at March 31, 1998) and allows for the redemption of the bonds prior to the scheduled maturity date under certain circumstances, as defined in the bond indenture. The bond indenture also provides for the conversion of the interest rate on the bonds into a fixed interest rate, as defined, under certain circumstances.

(7) COMMON STOCK

  In connection with the Offering of the Company's common stock, the Company effected a stock split of its common stock in the form of a stock dividend in the amount of 1.2 shares for every one share outstanding in December 1997. The Company also effected a 42,400-for-1 stock split of its common stock and increased the number of authorized shares of common stock from 1,000 shares, with no par value, to 20,000,000 shares, par value $.01 in December 1996. All share and per share data in the accompanying consolidated financial statements have been retroactively adjusted to reflect the effects of the stock splits.

                         EPITAXX, INC. AND SUBSIDIARY

  In December 1997, the Company declared a cash dividend of $10,050 to the stockholders of record on December 11, 1997, of which $10,000 is payable to NSG Holding. The dividend is evidenced by promissory notes issued in February 1998, bearing interest at a rate of 6.02% per annum, payable semiannually. The principal amount of such promissory notes is payable on the earlier of: (i) the date the Company's total consolidated stockholders' equity first equals or exceeds $15,000 and (ii) February 9, 2001, provided that on such date the Company's total consolidated stockholders' equity equals or exceeds $15,000. The interest charge incurred and payable related to these promissory notes as of March 31, 1998 was $86.

  In December 1996, the Company's Board of Directors authorized the issuance and sale of 25,200 shares of the Company's common stock to three officers of the Company at a purchase price of $0.01 per share under restricted stock agreements with each officer. Vesting under the agreements is immediate. The shares were issued on April 1, 1997 and are subject to a repurchase option in favor of the Company at a price per share of $2.08 for a specified period during which they are also restricted as to sale and transfer. The Company recognized approximately $52 of compensation expense in the year ended March 31, 1997 in connection with these restricted stock agreements.

(8) STOCK OPTIONS

  Pursuant to the Company's Amended and Restated 1996 Employee, Director, and Consultant Stock Option Plan (the "Plan"), the Company's Board of Directors may grant incentive and nonqualified stock options to key employees, directors, and certain consultants, of the Company. The Plan authorizes grants of options to purchase up to 574,800 shares of authorized but unissued Class A common stock.

  Options granted under the Plan are set forth in an option agreement with each participant. The terms of each option agreement may vary at the discretion of the Board of Directors and shares issued upon exercise of the options may be restricted as to transferability. Options granted during the year ended March 31, 1997 had an exercise price equal to the fair market value (as determined by an appraisal conducted by AUS Consultants) of the underlying common stock at the date of grant, are generally exercisable 39 months from their date of grant and have a term not exceeding 10 years. During the year ended March 31, 1998, 15,000 options were granted to certain directors at exercise prices to be equal to the initial public offering price (estimated at $10.00 per share) of the Company's Class A common stock. Such options are exercisable in three annual installments, 5,000 of which become exercisable upon consummation of the Offering, and have a term of 10 years.

  Stock option activity during the periods indicated is as follows:

                                             YEAR ENDED        YEAR ENDED
                                            MAR. 31, 1997     MAR. 31, 1998
                                          ----------------- ------------------
                                                  WEIGHTED-          WEIGHTED-
                                                   AVERAGE            AVERAGE
                                                  EXERCISE           EXERCISE
                                          SHARES    PRICE   SHARES     PRICE
                                          ------- --------- -------  ---------
   Outstanding at beginning of period:        --    $ --    175,200   $ 3.33
     Granted............................. 175,200    3.33    15,000    10.00
     Exercised...........................     --      --        --       --
     Canceled............................     --      --    (22,128)    3.33
                                          -------   -----   -------   ------
   Outstanding at end of period.......... 175,200   $3.33   168,072   $ 3.93
                                          =======   =====   =======   ======

  At March 31, 1998, there were 406,728 additional shares available for grant under the Plan. All outstanding options were nonqualified options.

                         EPITAXX, INC. AND SUBSIDIARY

  The per share weighted-average fair value of stock options granted during the years ended March 31, 1997 and 1998 was $1.23 and $4.55, respectively, on the date of grant using the Black-Scholes option-pricing model with the following assumptions for the years ended March 31, 1997 and 1998: risk free rate of 6.07%; expected option life of 10 years; and no dividend yield.

  The Company applies APB 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

                                                                   YEAR ENDED
                                                                    MAR. 31,
                                                                  ------------
                                                                  1997   1998
                                                                  ----- ------
   Net income:
     As reported................................................. $ 638 $2,164
     Pro forma................................................... $ 627 $2,112
                                                                  ===== ======
   Net income per share:
     Basic:
       Net income and pro forma net income per share, as report-
        ed....................................................... $0.12 $ 0.35
       Net income and supplemental pro forma net income per
        share.................................................... $0.12 $ 0.35
     Diluted:
       Net income and pro forma net income per share, as report-
        ed....................................................... $0.12 $ 0.35
       Net income and supplemental pro forma net income per
        share.................................................... $0.12 $ 0.34
                                                                  ===== ======

  At March 31, 1997 and 1998, the weighted average remaining contractual life of outstanding options was 9.8 and 8.9 years, respectively. At March 31, 1998, no options were exercisable.

(9) INCOME TAXES

  Income tax expense attributable to income from operations consists of the following:

                                                          YEAR ENDED MAR. 31,
                                                          ---------------------
                                                           1996   1997    1998
                                                          ------  -----  ------
   Current:
     Federal............................................. $1,025  $(166) $  624
     State...............................................     99    --      141
                                                          ------  -----  ------
                                                           1,124   (166)    765
                                                          ------  -----  ------
   Deferred:
     Federal.............................................   (104)   585     311
     State...............................................    (84)   (10)    (12)
                                                          ------  -----  ------
                                                            (188)   575     299
                                                          ------  -----  ------
       Total income tax expense.......................... $  936  $ 409  $1,064
                                                          ======  =====  ======

                         EPITAXX, INC. AND SUBSIDIARY

  The actual income tax expense differs from the expected income tax expense (computed by applying the U.S. corporate income tax rate of 34% to income before income tax expense) as follows:

                                                        YEAR ENDED MAR. 31,
                                                        ---------------------
                                                        1996   1997    1998
                                                        ------ ------ -------
   Computed "expected" federal income tax expense......  $949  $ 356  $ 1,098
   State income taxes (benefit), net of federal bene-
    fit................................................    10     (7)      85
   Research and experimentation credit.................   (33)   (78)    (121)
   Other, net (including adjustment related to prior
    year amounts in fiscal 1997).......................    10    138        2
                                                        -----  -----  -------
                                                         $936  $ 409  $ 1,064
                                                        =====  =====  =======

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

                                                                   MAR. 31,
                                                                 -------------
                                                                 1997    1998
                                                                 -----  ------
   Deferred tax assets:
     Accounts receivable, principally due to allowance for
      doubtful accounts......................................... $  18  $   28
     Inventories, principally due to additional costs
      inventoried for tax purposes pursuant to the Tax Reform
      Act of 1986 and reserves for obsolescence.................   393     340
     Compensated absences, principally due to accrual for
      financial reporting purposes..............................    55      49
     Tax credit carryforwards...................................   126     172
     Other......................................................     7     --
                                                                 -----  ------
       Total gross deferred tax assets..........................   599     589
   Deferred tax liabilities--plant and equipment, principally
    due to differences in depreciation..........................   986   1,275
                                                                 -----  ------
       Net deferred tax liability............................... $(387) $ (686)
                                                                 =====  ======

  There is no valuation allowance for deferred tax assets at March 31, 1996, 1997 and 1998; the net change in the total valuation allowance for the year ended March 31, 1996 was a decrease of $81. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

  The Company's results of operations are included in the consolidated federal income tax return filed by the Parent under a tax sharing agreement with the Parent. At March 31, 1997 and 1998, amounts due (to) from the Parent under this agreement amounted to $429 and $(202), respectively.

  At March 31, 1998, the Company has a research and experimentation tax credit carryforward for state income tax purposes of approximately $172 which is available to reduce future state income taxes, if any, through 2005.

                         EPITAXX, INC. AND SUBSIDIARY

(10) GEOGRAPHIC INFORMATION, BUSINESS AND CREDIT CONCENTRATIONS

  The Company operates in a single industry segment: the design, manufacture, and marketing of semiconductor optical detectors (see note 1). The Company has one manufacturing facility located in the United States. Certain materials necessary for the manufacture of the Company's products are obtained from a sole supplier or a small group of suppliers. In particular, the Company currently obtains a key material, the epitaxial wafers of InGaAs used to manufacture the Company's products, from one primary vendor. Although the Company has identified and qualified several alternative sources for the epitaxial wafers and other materials currently obtained from single sources, there can be no assurance that such materials could be made available at competitive prices, at acceptable reliability standards or in a timely fashion to respond to customer needs. Interrupted or delayed supplies of key materials could have a material adverse effect on the Company's business, financial condition and operating results.

  Revenues from one customer were 12.8% of total net revenues during the year ended March 31, 1996. In addition, revenues from NSG were 11.8% of total net revenues during the year ended March 31, 1997. While the Company did not have customers whose sales represented more than 10% of total net revenues during the year ended March 31, 1998, one customer accounted for nearly 10%.

  Revenue by geographic area is summarized as follows:

                                                         YEAR ENDED MAR. 31,
                                                       -----------------------
                                                        1996    1997    1998
                                                       ------- ------- -------
   North America...................................... $ 7,788 $10,921 $14,054
   Europe.............................................   8,786   4,420   8,899
   Asia and other (including revenue from an affili-
    ate)..............................................   3,188   5,868   2,302
                                                       ------- ------- -------
                                                       $19,762 $21,209 $25,255
                                                       ======= ======= =======

  The Company's principal financial instrument subject to potential concentration of credit risk is accounts receivable which is unsecured. The Company estimates an allowance for doubtful accounts based upon the creditworthiness of its customers as well as general economic conditions. Consequently, an adverse change in those factors could affect the Company's estimates of bad debts.

(11) RELATED PARTY TRANSACTIONS

  Effective April 1997, the Company and NSG entered into a number of agreements for the purpose of defining their ongoing relationship. Pursuant to a Master Cooperation Agreement (the "Master Agreement"), NSG agreed to continue to cooperate with the Company to pursue effective business development and synergy of the Company's business and NSG's fiber optics related business. Pursuant to the Master Agreement, the Company also entered into a Management Services Agreement ("Services Agreement"), a Research and Development Agreement ("R&D Agreement") and a Distribution Agreement with NSG. Prior to the formalization of the Master Agreement and related agreements, such services were provided between the Company and NSG on an informal basis. Management believes that such charges are reasonable and that no additional costs would have been incurred had the Company operated as an entity unaffiliated with NSG.

  The Services Agreement requires NSG to continue to provide management services, including personnel, banking and credit services, productivity improvement advice, and assistance in the development of relationships in Asia and Europe. Fees payable under the Services Agreement range from 0.5% to 1.0% of net sales (as defined). Pursuant to the R&D Agreement, NSG has agreed to provide the Company with certain research and development services to enhance the development of its technology.

                         EPITAXX, INC. AND SUBSIDIARY

  Fees charged by NSG under the Service Agreement and the R&D Agreement during the year ended March 31, 1998 were $126 and $100, respectively.

  The Master Agreement, Services Agreement and R&D Agreement terminate on March 31, 2000, at which time they will be renewed automatically for successive three-year periods unless terminated by either party at least 30 days prior to the end of their then-current term.

  In addition, the Company entered into a Distribution Agreement with NSG pursuant to which NSG acts as the exclusive distributor of all of the Company's products in Japan. The Distribution Agreement may be terminated by agreement between the parties or by either party if NSG ceases to own at least 30% of the capital stock of the Company.

  The Company also has a tax sharing agreement pursuant to which the Company's results of operations are included in the consolidated federal income tax return of NSG Holding (see note 9).

  Purchases of inventory from affiliates were $353, $191 and $306 in the years ended March 31, 1996, 1997 and 1998, respectively.

  The Company has a $6,000 line of credit with NSG Holding to meet working capital requirements and to fund certain capital expenditures. The amount and length of borrowings are negotiable and bear interest at LIBOR plus 0.25% (6.28% at March 31, 1998). The facility expires on March 31, 1999. Borrowings outstanding under this facility aggregated $3,400 as of March 31, 1997 and $3,650 as of March 31, 1998. The weighted average interest rate on short-term borrowings was 5.8% and 6.11% as of March 31, 1997 and 1998, respectively.

  On April 22, 1998, the Company was advanced $500 under the $6,000 line of credit maintained with NSG Holding. The borrowing matures on June 15, 1998, and bears interest at a rate of 6.375%.

(12) EMPLOYEE BENEFIT PLANS

  The Company has a 401(k) and profit sharing plan covering substantially all of its employees. Under the plan, employees may elect to contribute a portion of their compensation to the 401(k) plan, subject to certain limitations. Company-matching contributions are made on a discretionary basis subject to a guaranteed minimum. Pension costs incurred under the 401(k) plan were $93, $84 and $233 in the years ended March 31, 1996, 1997 and 1998, respectively.

(13) COMMITMENTS

  The Company is obligated under capital lease arrangements that expire in 1999 for certain computer hardware and software equipment. At March 31, 1998, the gross amount of computer hardware and software equipment and related accumulated amortization recorded under capital leases is as follows:

   Computer equipment..................................................... $314
     Less accumulated amortization........................................   44
                                                                           ----
                                                                           $270
                                                                           ====

  The Company also leases certain equipment and machinery under various capital and operating leases. Rent expense charged to operations under such operating lease agreements aggregated approximately $209, $217 and $105 in the years ended March 31, 1996, 1997 and 1998, respectively.

                         EPITAXX, INC. AND SUBSIDIARY

  Approximate future minimum rental payments required for all noncancellable operating leases and future minimum capital lease payments as of March 31, 1998 are as follows:

                                                              CAPITAL OPERATING
                                                              LEASES   LEASES
                                                              ------- ---------
   Year ending March 31:
     1999...................................................   $177     $ 84
     2000...................................................     18       59
     2001...................................................    --        30
                                                               ----     ----
       Total minimum lease payments.........................    195     $173
                                                                        ====
     Less amount representing interest (at 3.0% per annum)..      3
                                                               ----
       Present value of net minimum capital lease payments..    192
     Less current installments of obligation under capital
      leases................................................    181
                                                               ----
       Obligation under capital leases excluding current in-
        stallments..........................................   $ 11
                                                               ====

  The Company has entered into employment contracts with several officers of the Company. Such contracts extend through March 2000 with terms for automatic renewal for consecutive three-year periods. Compensation accrues to the officers over the term of the contract as the respective services are provided. Amounts charged to operations under the aforementioned contracts aggregated approximately $588, $579 and $707 in the years ended March 31, 1996, 1997 and 1998, respectively.

  The Company also maintains management incentive compensation arrangements available to certain key employees. Under such arrangements, eligible employees earn additional compensation based upon the Company attaining certain annual and multiyear performance objectives, as defined. Amounts charged to operations under such management incentive compensation arrangements aggregated approximately $660, $250 and $440 in the years ended March 31, 1996, 1997 and 1998, respectively.

  On April 6, 1998, the Company entered into an Agreement For Sale related to the purchase of a tract of land. The purchase price of the land is $355, and the Company expects to close on the purchase in June 1998.

   [Inside back cover contains photographs of the Company's manufacturing facilities and personnel. In addition, the Company's logo appears on the inside back cover.]

--------------------------------------------------------------------------------
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 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-MATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF CLASS A COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUN-DER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                              ------------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   6
Use of Proceeds..........................................................  13
Dividend Policy..........................................................  13
Capitalization...........................................................  14
Dilution.................................................................  15
Selected Consolidated Financial Data.....................................  16
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  17
Business.................................................................  24
Management...............................................................  34
Principal Stockholders...................................................  40
Relationship Between the Company and NSG.................................  41
Description of Capital Stock.............................................  44
Shares Eligible for Future Sale..........................................  47
Underwriting.............................................................  48
Legal Matters............................................................  49
Experts..................................................................  49
Additional Information...................................................  49
Index To Consolidated Financial Statements............................... F-1

                              ------------------

 UNTIL      , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EF-
FECTING TRANSACTIONS IN THE CLASS A COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

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                                2,150,000 SHARES

                        [LOGO OF EPITAXX APPEARS HERE]

                              CLASS A COMMON STOCK

                              ------------------
                                   PROSPECTUS
                              ------------------

                                COWEN & COMPANY

                                CIBC OPPENHEIMER

                                DAIWA SECURITIES
                                  AMERICA INC.

                                       , 1998

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                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth all expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of the Class A Common Stock being registered. Except for the Commission Registration Fee, the NASD Filing Fee and the Nasdaq National Market Listing Fee, the amounts listed below are estimates.

   Commission Registration Fee........................................ $  7,294
   NASD Filing Fee....................................................    3,219
   Nasdaq National Market Listing Fee.................................   48,750
   Printing and Engraving Expenses....................................  100,000
   Legal Fees and Expenses............................................  325,000
   Accounting Fees and Expenses.......................................  300,000
   Blue Sky Fees and Expenses.........................................    1,000
   Transfer Agent and Registrar Fees and Expenses.....................    5,000
   Miscellaneous Expenses.............................................    9,737
                                                                       --------
     TOTAL(1)......................................................... $800,000
                                                                       ========

--------

(1) $622,000 of these expenses have been paid by the Company to date.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The General Corporation Law of the State of Delaware and the Registrant's Restated Certificate of Incorporation and Amended and Restated Bylaws provide for indemnification of the Registrant's directors and officers for liabilities and expenses that they may incur in such capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Reference is made to the Registrant's Restated Certificate of Incorporation and Amended and Restated Bylaws filed as Exhibits 3.1 and 3.2 hereto, respectively.

  Additionally, reference is made to the form of Underwriting Agreement filed as Exhibit 1.1 hereto, which provides for indemnification by the Underwriters of the Company, its directors and officers who sign the Registration Statement and persons who control the Company, under certain circumstances.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  In the three years preceding the filing of this Registration Statement, the Registrant has sold the following securities that were not registered under the Securities Act:

    1. On January 21, 1997, pursuant to Restricted Stock Agreements, the Registrant sold 8,400 shares of its Common Stock, par value $.01 per share, to each of Noboru Hiraguri, Yves Dzialowski and James D. Coleman for an aggregate purchase price of $210. In the foregoing instance, the Registrant relied on Section 4(2) of the Securities Act for the exemption from the registration requirements of the Securities Act, since no public offering was involved.

    2. The Registrant's Amended and Restated 1996 Employee, Director and Consultant Stock Option Plan (the "Stock Option Plan") was adopted by the Registrant in December 1996. As of the date hereof, options to purchase 168,072 shares of Common Stock were outstanding under the Stock Option Plan, which options to purchase 15,000 shares of Class A Common Stock exercisable at the initial public offering price (assumed to be $10.00 per share) and the remaining options were granted at an exercise price of $3.33 per share. In the foregoing instance, the Registrant relied on Rule 701 promulgated under the Securities Act for the exemption from the registration requirements of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (A) EXHIBITS:

  EXHIBIT
  NUMBER                                DESCRIPTION
  -------                               -----------
  (1.1)**  Form of Underwriting Agreement
  (3.1)**  Restated Certificate of Incorporation of the Registrant
  (3.2)**  Amended and Restated Bylaws of the Registrant
  (4.1)    Article Fourth of the Restated Certificate of Incorporation of
           Registrant (see Exhibit 3.1)
  (4.2)**  Form of Class A Common Stock Certificate
  (5.1)**  Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. with respect to the legality of the securities being registered
 (10.1)**  Distribution Agreement, dated as of April 1, 1997, between the
           Registrant and Nippon Sheet Glass Co., Ltd.
 (10.2)**  Management Services Agreement, dated as of April 1, 1997, between the Registrant and Nippon Street Glass Co., Ltd.
 (10.3)**  Master Cooperation Agreement, dated as of April 1, 1997, between the
           Registrant and Nippon Sheet Glass Co., Ltd.
 (10.4)**  Research and Development Agreement, dated as of April 1, 1997, between the Registrant and Nippon Sheet Glass Co., Ltd.
 (10.5)**  Amended and Restated 1996 Employee, Director and Consultant Stock
           Option Plan
 (10.6)**  Tax Sharing Agreement, dated as of April 1, 1993, between the
           Registrant and NSG Holding USA, Inc.
 (10.7)**  Agreement for Line of Credit, dated as of January 15, 1998 to become effective on May 31, 1998, between the Registrant and NSG Holding
           USA, Inc.
 (10.8)**  Loan Agreement, dated as of August 15, 1991, between the Registrant and the New Jersey Economic Development Authority
 (10.9)**  Form of Promissory Note dated as of February 9, 1998, from the
           Registrant to certain stockholders of the Registrant
 (10.11)** Registrant's Form of Executive Employment Agreement
 (23.1)*   Independent Auditors' Report and Consent of KPMG Peat Marwick LLP
 (23.2)    Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
           (included in Exhibit 5.1)
 (23.3)**  Consent of AUS Consultants
 (24.1)**  Power of Attorney
 (27.1)**  Financial Data Schedule

--------
* Filed herewith.
** Previously filed.

  (B) FINANCIAL STATEMENT SCHEDULES:

    Schedule II-Valuation and Qualifying Accounts

                                                                    SCHEDULE II

                         EPITAXX, INC. AND SUBSIDIARY

                       VALUATION AND QUALIFYING ACCOUNTS

                YEARS ENDED MARCH 31, 1998, 1997, AND 1996

                            (DOLLARS IN THOUSANDS)

                                             ADDITIONS
                                      -----------------------
                                                   CHARGED TO
                          BALANCE AT    CHARGED      OTHER
                         BEGINNING OF TO COSTS AND ACCOUNTS-  DEDUCTIONS-  BALANCE AT
     DESCRIPTION            PERIOD      EXPENSES    DESCRIBE   DESCRIBE   END OF PERIOD
     -----------         ------------ ------------ ---------- ----------- -------------
Allowance for doubtful
 accounts:
 Year ending:
  March 31, 1998........     $ 47          28         --          --          $ 75
  March 31, 1997........       36          11         --          --            47
  March 31, 1996........       32           4         --          --            36
Inventory--reserves for
 obsolescence:
 Year ending:
  March 31, 1998........     $476         585         --         (664)        $397
  March 31, 1997........      702         --          --         (226)         476
  March 31, 1996........      200         502         --          --           702
Warranty reserve:
 Year ending:
  March 31, 1998........     $185         --          --          (52)        $133
  March 31, 1997........      141          44         --          --           185
  March 31, 1996........      117          24         --          --           141

ITEM 17. UNDERTAKINGS

  The undersigned Registrant hereby undertakes:

    (1) To provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    (2) That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (3) That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding), is asserted by such director, officer or controlling person of the Registrant in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 2 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF WEST TRENTON, NEW JERSEY ON THIS 13TH DAY OF MAY, 1998.


                                          EPITAXX, INC.
                                          (Registrant)


                                          By:       /s/ Noboru Hiraguri
                                             ---------------------------------
                                                      NOBORU HIRAGURI
                                             CHIEF EXECUTIVE OFFICER AND VICE
                                                         CHAIRMAN

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS AMENDMENT NO. 2 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.



              SIGNATURE                        TITLE                DATE
              ---------                        -----                ----
                  *                    Chief Executive           May 13, 1998
-------------------------------------   Officer and Vice
           NOBORU HIRAGURI              Chairman (principal
                                        executive officer)
                                        and Director

                  *                    President and Chief       May 13, 1998
-------------------------------------   Operating Officer
           YVES DZIALOWSKI              and Director

        /s/ James D. Coleman           Vice President,           May 13, 1998
-------------------------------------   Chief Financial
          JAMES D. COLEMAN              Officer, Treasurer
                                        and Secretary
                                        (principal
                                        financial and
                                        accounting officer)

                  *                    Chairman of the           May 13, 1998
-------------------------------------   Board
           KENJI FUJIWARA

                  *                    Director                  May 13, 1998
-------------------------------------
          ARNOLD S. HOFFMAN


              SIGNATURE                         TITLE                DATE
              ---------                         -----                ----


                  *                     Director                 May 13, 1998
-------------------------------------
          RICHARD J. PINOLA

                  *                     Director                 May 13, 1998
-------------------------------------
          MASAHIKO TARUMIZU

                  *                     Director                 May 13, 1998
-------------------------------------
          NAOTAKA TODOROKI


*By:    /s/ James D. Coleman
     --------------------------------
          ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

  EXHIBIT
  NUMBER                                DESCRIPTION
  -------                               -----------
  (1.1)**  Form of Underwriting Agreement
  (3.1)**  Restated Certificate of Incorporation of the Registrant
  (3.2)**  Amended and Restated Bylaws of the Registrant
  (4.1)    Article Fourth of the Restated Certificate of Incorporation of
           Registrant (see Exhibit 3.1)
  (4.2)**  Form of Class A Common Stock Certificate
  (5.1)**  Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. with respect to the legality of the securities being registered
 (10.1)**  Distribution Agreement, dated as of April 1, 1997, between the
           Registrant and Nippon Sheet Glass Co., Ltd.
 (10.2)**  Management Services Agreement, dated as of April 1, 1997, between the Registrant and Nippon Street Glass Co., Ltd.
 (10.3)**  Master Cooperation Agreement, dated as of April 1, 1997, between the
           Registrant and Nippon Sheet Glass Co., Ltd.
 (10.4)**  Research and Development Agreement, dated as of April 1, 1997, between the Registrant and Nippon Sheet Glass Co., Ltd.
 (10.5)**  Amended and Restated 1996 Employee, Director and Consultant Stock
           Option Plan
 (10.6)**  Tax Sharing Agreement, dated as of April 1, 1993, between the
           Registrant and NSG Holding USA, Inc.
 (10.7)**  Agreement for Line of Credit, dated as of January 15, 1998 to become effective on May 31, 1998, between the Registrant and NSG Holding
           USA, Inc.
 (10.8)**  Loan Agreement, dated as of August 15, 1991, between the Registrant and the New Jersey Economic Development Authority
 (10.9)**  Form of Promissory Note dated as of February 9, 1998, from the
           Registrant to certain stockholders of the Registrant
 (10.11)** Registrant's Form of Executive Employment Agreement
 (23.1)*   Independent Auditors' Report and Consent of KPMG Peat Marwick LLP
 (23.2)    Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
           (included in Exhibit 5.1)
 (23.3)**  Consent of AUS Consultants
 (24.1)**  Power of Attorney
 (27.1)**  Financial Data Schedule

--------
* Filed herewith.
** Previously filed.